# Dreyfus Premier
# New Leaders Fund

Seeks capital appreciation by
investing in small and midsize companies

**PROSPECTUS** May 1, 2008





BNY MELLON
ASSET MANAGEMENT

**Dreyfus**

# Contents

## The Fund

## Your Investment

## For More Information

*See back cover.*

## Dreyfus Premier New Leaders Fund

Ticker Symbols  **Class A: DNLDX**
**Class B: DNLBX**
**Class C: DNLCX**
**Class I:  DNLRX**
**Class T: DNLTX**

# The Fund



## GOAL/APPROACH

The fund seeks to maximize capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of small and midsize companies. Often, these companies are "new leaders" in their industry, and are characterized by new or innovative products, services or processes with the potential to enhance earnings growth. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings. The fund also may invest in foreign stocks.

The fund defines "small and midsize companies" as companies included in the Russell Midcap Index at the time of purchase. The fund may continue to own stocks subsequently removed from the Index, but would not expect to do so for extended periods due to the application of the portfolio managers' quantitative investment process. While the fund is not required to maintain an average or median market capitalization of investments within any particular range, the fund's portfolio management team currently intends to manage the fund within the "midcap" market capitalization ranges of leading industry data providers and rating services.

The portfolio managers select stocks through a "bottom-up" approach that seeks to identify undervalued securities using a quantitative screening process. This process is driven by a proprietary quantitative model which measures more than 40 stock characteristics to identify and rank stocks based on:

- **fundamental momentum,** meaning measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises
- **relative value,** such as current and forecasted price-to-earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe
- **future value,** such as discounted present value measures

- **long-term growth,** based on measures that reflect the changes in estimated long-term earnings growth over multiple horizons
- **additional factors,** such as technical factors, trading by company insiders or share issuance/buy-back data

Next, through a "bottom-up" approach, the portfolio managers focus on stock selection as opposed to making proactive decisions about industry or sector exposure. Finally, within each sector, the portfolio managers seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive. Over time, the portfolio managers attempt to construct a portfolio that has exposure to industries and market capitalizations that is generally similar to the Russell Midcap Index, the fund's benchmark.

The fund may, but is not required to, use derivatives, such as options and forward contracts, as a substitute for investing directly in an underlying asset or currency, to increase returns, to manage currency risk, or as part of a hedging strategy.

## Concepts to understand

**Growth stocks:** companies whose earnings are expected to grow faster than the overall market. Often, growth stocks pay little or no dividends, have relatively high price-to-earnings and price-to-book ratios, and tend to be more volatile than value stocks.

**Value stocks:** stocks of companies that appear underpriced according to certain financial measurements of their intrinsic worth or business prospects (such as price-to-earnings or price-to-book ratios). Because a stock can remain undervalued for years, value investors often look for an event that could trigger a rise in price.

**Russell MidCap Index:** a leading benchmark index constructed to provide a comprehensive barometer for the midcap segment of the U.S. stock market. As of March 31, 2008, the smallest and largest company included in the Index had market capitalizations of $155 million and $45.74 billion, respectively, and the weighted average and median market capitalizations of the Index were $8.59 billion and $3.76 billion, respectively. The Index is reconstituted annually to ensure that larger stocks do not distort the characteristics of the Index.



## MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value may also decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Smaller company risk.* Small and midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the fund's ability to sell these securities. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Some of the fund's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Growth and value stock risk.* By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the portfolio managers believe is their full market value, either because the market fails to recognize the stock's intrinsic worth or the portfolio managers misgauged that worth. They also may decline in price, even though in theory they are already undervalued.

- *Derivatives risk.* The fund may use derivative instruments, such as options (including those relating to stocks or indexes) and forward contracts. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate the underlying instruments or with the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards. The securities of issuers located in emerging markets can be more volatile and less liquid than those of issuers in more mature economies.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.

## Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. If the borrower of the securities fails financially, there could be delays in recovering the loaned securities or exercising rights to the collateral.



## PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund's Class A shares from year to year. Sales loads are not reflected in the bar chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the fund's share classes to those of the Russell Midcap Index, an unmanaged index designed to measure the performance of small and midsize company stocks. Sales loads are reflected in the performance table. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary from the performance of the fund's other share classes due to differences in expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

### Average annual total returns *as of 12/31/07*

| Share class/ inception date | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Class A** (1/29/85) *returns before taxes* | **-10.23%** | **12.11%** | **7.34%** |
| **Class A** *returns after taxes on distributions* | **-12.44%** | **10.18%** | **5.58%** |
| **Class A** *returns after taxes on distributions and sale of fund shares* | **-3.70%** | **10.26%** | **5.86%** |
| **Class B** (11/27/02) *returns before taxes* | **-8.67%** | **12.34%** | **7.90%**†* |
| **Class C** (11/27/02) *returns before taxes* | **-6.27%** | **12.60%** | **7.58%**† |
| **Class I** (11/27/02) *returns before taxes* | **-4.67%** | **13.60%** | **8.06%**† |
| **Class T** (11/27/02) *returns before taxes* | **-9.24%** | **12.14%** | **7.36%**† |
| **Russell Midcap Index** *reflects no deduction for fees, expenses or taxes* | **5.60%** | **18.21%** | **9.91%** |

\* *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *For the fund's Class B, C, I and T shares, periods prior to 11/27/02 reflect the performance of the fund's Class A shares adjusted to reflect any applicable sales loads. Such performance figures have not been adjusted, however, to reflect applicable class fees and expenses; if such fees and expenses had been reflected, the performance shown for Class B, C and T shares for such periods may have been lower.*

### Year-by-year total returns *as of 12/31 each year (%)*
**Class A shares**



| | | |
|---|---|---|
| **Best Quarter:** | Q4 '99 | **+24.49%** |
| **Worst Quarter:** | Q3 '98 | **-20.42%** |

### What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



## EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

### Fee table

|  | Class A | Class B* | Class C | Class I | Class T |
|---|---|---|---|---|---|
| **Shareholder transaction fees** *(fees paid from your account)* | | | | | |
| Maximum front-end sales charge on purchases *% of offering price* | 5.75 | none | none | none | 4.50 |
| Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less* | none** | 4.00 | 1.00 | none | none** |
| **Annual fund operating expenses** *(expenses paid from fund assets)* *% of average daily net assets* | | | | | |
| Management fees | .75 | .75 | .75 | .75 | .75 |
| Rule 12b-1 fee | none | .75 | .75 | none | .25 |
| Shareholder services fee | .25 | .25 | .25 | none | .25 |
| Other expenses | .19 | .22 | .19 | .34 | .16 |
| **Total** | **1.19** | **1.97** | **1.94** | **1.09** | **1.41** |

 * *Class B shares of the fund are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

** *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

### Expense example

|  | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| **Class A** | $689 | $931 | $1,192 | $1,935 |
| **Class B** | | | | |
| *with redemption* | $600 | $918 | $1,262 | $1,909 † |
| *without redemption* | $200 | $618 | $1,062 | $1,909 † |
| **Class C** | | | | |
| *with redemption* | $297 | $609 | $1,047 | $2,264 |
| *without redemption* | $197 | $609 | $1,047 | $2,264 |
| **Class I** | $111 | $347 | $601 | $1,329 |
| **Class T** | $587 | $876 | $1,186 | $2,065 |

† *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

### Concepts to understand

**Management fee:** the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

**Rule 12b-1 fee:** the fee paid to the fund's distributor for financing the sale and distribution of Class B, Class C and Class T shares. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

**Shareholder services fee:** the fee paid to the fund's distributor for shareholder services.

**Other expenses:** fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



## MANAGEMENT

### Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $284 billion in approximately 180 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.75% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's annual report for the fiscal year ended December 31, 2007. Dreyfus is the primary mutual fund business of The Bank of New York Mellon Corporation (BNY Mellon), a global financial services company focused on helping clients move and manage their financial assets, operating in 34 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services, and treasury services through a worldwide client-focused team. BNY Mellon has more than $23 trillion in assets under custody and administration and $1.1 trillion in assets under management, and it services more than $11 trillion in outstanding debt. Additional information is available at **www.bnymellon.com**.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Investment decisions for the fund are made by a committee of portfolio managers comprised of members of the midcap team of Franklin Portfolio Associates, an affiliate of Dreyfus, that has managed the fund's investments since June 2005. The committee members are John S. Cone, Oliver Buckley, Langton C. Garvin, and Kristin Crawford, each of whom also is an employee of Dreyfus and manages the fund in that capacity. Mr. Cone is chief executive officer, president and a senior portfolio manager of Franklin Portfolio Associates, where he has been employed since its inception in 1982. Mr. Buckley is chief investment officer, executive vice president and a senior portfolio manager of Franklin Portfolio Associates, which he joined in 2000. Mr. Garvin is a senior vice president and senior portfolio manager of Franklin Portfolio Associates, which he joined in 2004; prior thereto, he was a portfolio manager with Batterymarch Financial Management. Ms. Crawford is a vice president and portfolio manager of Franklin Portfolio Associates, which she joined in 2000. Franklin Portfolio Associates is a wholly owned subsidiary of BNY Mellon. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc.

The fund's Statement of Additional Information (SAI) provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of fund shares.

## Distributor

The fund's distributor is MBSC Securities Corporation (MBSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or MBSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are separate from any sales charge, 12b-1 fees and/or shareholder services fees or other expenses paid by the fund to those intermediaries. Because those payments are not made by you or the fund, the fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from Dreyfus' or MBSC's own resources to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, Dreyfus or MBSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations. In some cases, these payments or compensation may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

## Code of ethics

The fund, Dreyfus and MBSC have each adopted a code of ethics that permits its personnel, subject to the code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



## FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| | | | Year Ended December 31, | | | |
|---|---|---|---|---|---|---|
| **Class A** | | **2007** | 2006 | 2005 | 2004 | 2003 |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 47.92 | 47.02 | 44.42 | 41.91 | 34.94 |
| Investment operations: | Investment income (loss) – net[1] | .24 | .14 | .13 | (.05) | (.03) |
| | Net realized and unrealized gain (loss) on investments | (2.51) | 6.16 | 6.03 | 6.34 | 10.95 |
| Total from investment operations | | (2.27) | 6.30 | 6.16 | 6.29 | 10.92 |
| Distributions: | Dividends from investment income – net | (.18) | (.08) | (.09) | – | (.00)[2] |
| | Dividends from net realized gain on investments | (7.23) | (5.32) | (3.47) | (3.78) | (3.95) |
| Total distributions | | (7.41) | (5.40) | (3.56) | (3.78) | (3.95) |
| Net asset value, end of period | | 38.24 | 47.92 | 47.02 | 44.42 | 41.91 |
| Total Return (%)[3] | | (4.76) | 13.56 | 14.40 | 15.33 | 31.68 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | | 1.19 | 1.20 | 1.16 | 1.22 | 1.25 |
| Ratio of net expenses to average net assets[4] | | 1.19 | 1.20 | 1.16 | 1.22 | 1.25 |
| Ratio of net investment income (loss) to average net assets | | .50 | .29 | .29 | (.12) | (.08) |
| Portfolio turnover rate | | 88.97 | 40.30 | 37.93 | 99.93 | 121.01 |
| Net assets, end of period ($ x 1,000) | | 1,021,924 | 1,131,962 | 1,041,238 | 874,359 | 728,634 |

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

[3] Exclusive of sales charge.

[4] The differences for periods represents less than .01%.

| Class B | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2007** | 2006 | 2005 | 2004 | 2003 |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 46.33 | 45.86 | 43.67 | 41.57 | 34.93 |
| Investment operations: | Investment (loss) − net[1] | (.14) | (.23) | (.24) | (.38) | (.32) |
| | Net realized and unrealized (loss) on investments | (2.40) | 6.02 | 5.90 | 6.26 | 10.91 |
| Total from investment operations | | (2.54) | 5.79 | 5.66 | 5.88 | 10.59 |
| Distributions: | Dividends from net realized gain on investments | (7.23) | (5.32) | (3.47) | (3.78) | (3.95) |
| Net asset value, end of period | | 36.56 | 46.33 | 45.86 | 43.67 | 41.57 |
| Total Return (%)[2] | | (5.51) | 12.78 | 13.48 | 14.46 | 30.73 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | | 1.97 | 1.97 | 1.99 | 2.00 | 1.99 |
| Ratio of net expenses to average net assets[3] | | 1.97 | 1.97 | 1.99 | 2.00 | 1.99 |
| Ratio of net investment (loss) to average net assets | | (.30) | (.49) | (.54) | (.88) | (.82) |
| Portfolio turnover rate | | 88.97 | 40.30 | 37.93 | 99.93 | 121.01 |
| Net assets, end of period ($ x 1,000) | | 17,435 | 22,388 | 20,938 | 15,285 | 9,036 |

[1] Based on average shares outstanding at each month end.
[2] Exclusive of sales charge.
[3] The differences for periods represents less than .01%.

| Class C | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2007** | 2006 | 2005 | 2004 | 2003 |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 46.36 | 45.90 | 43.70 | 41.58 | 34.93 |
| Investment operations: | Investment (loss) − net[1] | (.12) | (.20) | (.21) | (.35) | (.31) |
| | Net realized and unrealized (loss) on investments | (2.41) | 5.98 | 5.88 | 6.25 | 10.91 |
| Total from investment operations | | (2.53) | 5.78 | 5.67 | 5.90 | 10.60 |
| Distributions: | Dividends from net realized gain on investments | (7.23) | (5.32) | (3.47) | (3.78) | (3.95) |
| Net asset value, end of period | | 36.60 | 46.36 | 45.90 | 43.70 | 41.58 |
| Total Return (%)[2] | | (5.48) | 12.75 | 13.49 | 14.49 | 30.72 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | | 1.94 | 1.93 | 1.93 | 1.97 | 1.95 |
| Ratio of net expenses to average net assets[3] | | 1.94 | 1.93 | 1.93 | 1.97 | 1.95 |
| Ratio of net investment (loss) to average net assets | | (.26) | (.43) | (.49) | (.82) | (.78) |
| Portfolio turnover rate | | 88.97 | 40.30 | 37.93 | 99.93 | 121.01 |
| Net assets, end of period ($ x 1,000) | | 21,231 | 26,406 | 18,166 | 10,193 | 3,514 |

[1] Based on average shares outstanding at each month end.
[2] Exclusive of sales charge.
[3] The differences for periods represents less than .01%.

| Class I* | | | *Year Ended December 31,* | | | |
|---|---|---|---|---|---|---|
| | | **2007** | 2006 | 2005 | 2004 | 2003 |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 48.25 | 47.37 | 44.72 | 42.04 | 34.96 |
| Investment operations: | Investment income − net[1] | .29 | .16 | .12 | .15 | .09 |
| | Net realized and unrealized (loss) on investments | (2.54) | 6.19 | 6.12 | 6.31 | 10.94 |
| Total from investment operations | | (2.25) | 6.35 | 6.24 | 6.46 | 11.03 |
| Distributions: | Dividends from investment income − net | (.28) | (.15) | (.12) | − | − |
| | Dividends from net realized gain on investments | (7.23) | (5.32) | (3.47) | (3.78) | (3.95) |
| Total distributions | | (7.51) | (5.47) | (3.59) | (3.78) | (3.95) |
| Net asset value, end of period | | 38.49 | 48.25 | 47.37 | 44.72 | 42.04 |
| Total Return (%) | | (4.67) | 13.56 | 14.48 | 15.69 | 31.97 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | | 1.09 | 1.18 | 1.11 | .92 | .93 |
| Ratio of net expenses to average net assets[2] | | 1.09 | 1.18 | 1.11 | .92 | .93 |
| Ratio of net investment income to average net assets | | .60 | .32 | .27 | .38 | .21 |
| Portfolio turnover rate | | 88.97 | 40.30 | 37.93 | 99.93 | 121.01 |
| Net assets, end of period ($ x 1,000) | | 20,696 | 15,328 | 10,312 | 3,583 | 390 |

* *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[1] *Based on average shares outstanding at each month end.*
[2] *The differences for periods represents less than .01%.*

| Class T | | | *Year Ended December 31,* | | | |
|---|---|---|---|---|---|---|
| | | **2007** | 2006 | 2005 | 2004 | 2003 |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 47.32 | 46.54 | 44.13 | 41.76 | 34.94 |
| Investment operations: | Investment income (loss) − net[1] | .13 | .08 | (.02) | (.10) | (.12) |
| | Net realized and unrealized (loss) on investments | (2.47) | 6.09 | 6.01 | 6.25 | 10.89 |
| Total from investment operations | | (2.34) | 6.17 | 5.99 | 6.15 | 10.77 |
| Distributions: | Dividends from investment income − net | − | (.07) | (.11) | − | − |
| | Dividends from net realized gain on investments | (7.23) | (5.32) | (3.47) | (3.78) | (3.95) |
| Total distributions | | (7.23) | (5.39) | (3.58) | (3.78) | (3.95) |
| Net asset value, end of period | | 37.75 | 47.32 | 46.54 | 44.13 | 41.76 |
| Total Return (%)[2] | | (4.97) | 13.39 | 14.12 | 15.04 | 31.24 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | | 1.41 | 1.33 | 1.38 | 1.46 | 1.56 |
| Ratio of net expenses to average net assets[3] | | 1.41 | 1.33 | 1.38 | 1.46 | 1.56 |
| Ratio of net investment income (loss) to average net assets | | .27 | .17 | (.05) | (.24) | (.33) |
| Portfolio turnover rate | | 88.97 | 40.30 | 37.93 | 99.93 | 121.01 |
| Net assets, end of period ($ x 1,000) | | 14,117 | 20,504 | 15,651 | 1,302 | 122 |

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *The differences for periods represents less than .01%.*

# Your Investment



## SHAREHOLDER GUIDE

**The Dreyfus Premier Funds** are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

**This prospectus offers Class A, B, C, I and T** shares of the fund.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Dreyfus or by Founders Asset Management, LLC (Founders), an indirect subsidiary of Dreyfus, or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions in connection with the sale of fund shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends.

### Deciding which class of shares to buy: Class A, C, I and T shares

The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

**When you invest in Class A or Class T** shares you generally pay an initial sales charge. Class A shares have no ongoing Rule 12b-1 fees, and Class T shares have lower ongoing Rule 12b-1 fees than Class C shares. Each class, except Class I shares, is subject to a shareholder service fee. Class I shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each of these classes follows. You should review these arrangements with your financial representative before determining which class to invest in.

|  | Class A | Class C | Class I | Class T |
|---|---|---|---|---|
| Initial sales charge | up to 5.75% | none | none | up to 4.50% |
| Ongoing distribution fee (Rule 12b-1 fees) | none | 0.75% | none | 0.25% |
| Ongoing shareholder service fee | 0.25% | 0.25% | none | 0.25% |
| Contingent deferred sales charge | 1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more | 1% on sale of shares held for one year or less | none | 1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more |
| Conversion feature | no | no | no | no |
| Recommended purchase maximum | none | $1 million | none | $1 million |

## Class A share considerations

**When you invest in Class A shares,** you pay the public offering price, which is the share price, or net asset value (NAV), plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

**Since some of your investment** goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

**If you invest $1 million or more** (and are not eligible to purchase Class I shares), Class A shares will always be the most advantageous choice.

### Class A sales charges

| Purchase amount | Sales charge as a % of offering price | Sales charge as a % of NAV |
|---|---|---|
| Less than $50,000 | 5.75% | 6.10% |
| $50,000 to $99,999 | 4.50% | 4.70% |
| $100,000 to $249,999 | 3.50% | 3.60% |
| $250,000 to $499,999 | 2.50% | 2.60% |
| $500,000 to $999,999 | 2.00% | 2.00% |
| $1 million or more * | none | none |

\* *No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.*

## Class T share considerations

**When you invest in Class T shares,** you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

**The initial sales charge** on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class T shares may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has no ongoing Rule 12b-1 fees

**Since some of your investment** goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

### Class T sales charges

| Purchase amount | Sales charge as a % of offering price | Sales charge as a % of NAV |
|---|---|---|
| Less than $50,000 | 4.50% | 4.70% |
| $50,000 to $99,999 | 4.00% | 4.20% |
| $100,000 to $249,999 | 3.00% | 3.10% |
| $250,000 to $499,999 | 2.00% | 2.00% |
| $500,000 to $999,999 | 1.50% | 1.50% |
| $1 million or more * | none | none |

\* *No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.*

## Sales charge reductions and waivers

**To receive a reduction or waiver** of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds, Dreyfus Founders Funds or Mellon Institutional Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the SAI.

**You can reduce your initial sales charge** in the following ways:

- *Rights of accumulation*. You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds, Dreyfus Founders Funds or Mellon Institutional Funds that are subject to a sales charge. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds, Dreyfus Founders Funds or Mellon Institutional Funds that are subject to a sales charge, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent*. You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds, Dreyfus Founders Funds or Mellon Institutional Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members*. You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds, Dreyfus Founders Funds or Mellon Institutional Funds, in any class of shares that is subject to a sales charge, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

**Class A shares may be purchased** at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- accountholders in the ACS/Mellon Health Savings Account

- investors who have continuously owned shares of the fund since before the imposition of a sales load

- qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006

- investors with the cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options

- members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

**Class A and Class T shares may be purchased** at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the fund at NAV in such account

## Class C share considerations

**Since you pay no initial sales charge,** an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

## Class I share considerations

**Since you pay no initial sales charge,** an investment of less than $1 million in Class I shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on purchases of Class I shares, and you do not pay any ongoing service or distribution fees.

**Class I shares** may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

## Class B share considerations

Class B shares sold within six years of purchase are subject to the following CDSCs:

### Class B sales charges

| For shares sold in the: | CDSC as a % of amount redeemed subject to the charge |
|---|---|
| First year | 4.00% |
| Second year | 4.00% |
| Third year | 3.00% |
| Fourth year | 3.00% |
| Fifth year | 2.00% |
| Sixth year | 1.00% |
| Thereafter | none |

Class B shares also are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased.

## CDSC waivers

**The CDSC on Class A, B, C and T shares** may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½
- redemptions of Class B or Class C shares made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and non-qualified employee benefit plans

## Buying shares

**The NAV** of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. When calculating its NAV, the fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Investments in foreign securities, small-capitalization equity securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors in the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the fund's NAV by short-term traders. While the fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Shareholder Guide — General Policies" for further information about the fund's frequent trading policy.

## Concept to understand

**Net asset value (NAV):** the market value of one share, computed by dividing the total net assets of a fund or class by its existing shares outstanding. The fund's shares are offered at NAV, but Class A and Class T shares are subject to a front-end sales charge and Class B and Class C shares generally are subject to higher annual operating expenses and a CDSC.

**Orders to buy and sell shares** received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

## Minimum investments

|  | Initial | Additional |
|---|---|---|
| **Regular accounts** | **$1,000** | **$100** |
| **Traditional IRAs** | **$750** | **no minimum***  |
| **Spousal IRAs** | **$750** | **no minimum***  |
| **Roth IRAs** | **$750** | **no minimum***  |
| **Education Savings Accounts** | **$500** | **no minimum***  |

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

*\* Minimum Dreyfus TeleTransfer purchase is $100.*

## Selling shares

**You may sell (redeem) shares at any time.** Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

**To keep your CDSC as low as possible,** each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on fund shares you acquired by reinvesting your fund dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for additional details.

**Before selling shares recently purchased** by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

## Limitations on selling shares by phone or online

| Proceeds sent by | Minimum phone/online | Maximum phone/online |
|---|---|---|
| **Check***  | **no minimum** | **$250,000** *per day* |
| **Wire** | **$1,000** | **$500,000** *for joint accounts every 30 days /* **$20,000** *per day* |
| **Dreyfus TeleTransfer** | **$500** | **$500,000** *for joint accounts every 30 days /* **$20,000** *per day* |

*\* Not available online on accounts whose address has been changed within the last 30 days.*

## Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

**A signature guarantee** helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call to ensure that your signature guarantee will be processed correctly.

### General policies

**Unless you decline teleservice privileges** on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

**The fund is designed for long-term investors.** Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

**The fund reserves the right to:**

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum or maximum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)
- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus Funds, Dreyfus Founders Funds, Mellon Institutional Funds and BNY Mellon Funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that the fund significantly invests in thinly traded small-capitalization equity securities, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

To the extent that the fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The fund has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

Although the fund's frequent trading and fair valuation policy and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

## Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



## DISTRIBUTIONS AND TAXES

**The fund earns dividends, interest** and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and distributes capital gains annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

**Distributions paid by the fund** are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

**High portfolio turnover** and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

**If you buy shares of a fund** when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



## SERVICES FOR FUND INVESTORS

**The third party through whom you purchased** fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

### Automatic services

**Buying or selling shares automatically** is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1-800-554-4611.**

### For investing

| | |
|---|---|
| **Dreyfus Automatic Asset Builder®** | For making automatic investments from a designated bank account. |
| **Dreyfus Payroll Savings Plan** | For making automatic investments through a payroll deduction. |
| **Dreyfus Government Direct Deposit Privilege** | For making automatic investments from your federal employment, Social Security or other regular federal government check. |
| **Dreyfus Dividend Sweep** | For automatically reinvesting the dividends and distributions from the fund into another Dreyfus Fund or certain Dreyfus Founders Funds or Mellon Institutional Funds (not available for IRAs). |

### For exchanging shares

| | |
|---|---|
| **Dreyfus Auto-Exchange Privilege** | For making regular exchanges from the fund into another Dreyfus Fund or certain Dreyfus Founders Funds or Mellon Institutional Funds. |

### For selling shares

| | |
|---|---|
| **Dreyfus Automatic Withdrawal Plan** | For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal. |

### Exchange privilege

**You can exchange shares worth $500 or more** (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier Fund, Dreyfus Founders Fund or Mellon Institutional Fund. You also can exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds and Class B shares into Class B shares of General Money Market Fund, Inc. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into a fund that has a higher one.

### Dreyfus TeleTransfer privilege

**To move money between your bank account** and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application. Shares held in an IRA or Education Savings Account may not be redeemed through the Dreyfus TeleTransfer privilege.

### Reinvestment privilege

**Upon written request, you can reinvest** up to the number of Class A or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

### Account statements

**Every fund investor** automatically receives regular account statements. You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

## INSTRUCTIONS FOR **REGULAR ACCOUNTS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

 In Writing

**TO OPEN AN ACCOUNT**

Complete the application.

Mail your application and a check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

**TO ADD TO AN ACCOUNT**

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

**TO SELL SHARES**

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see ''Shareholder Guide – Selling Shares'').

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

 By Telephone

**TO OPEN AN ACCOUNT**

**Wire** Call to request an account application and an account number. Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900480025
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

**TO ADD TO AN ACCOUNT**

**Wire** Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900480025
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

**Electronic check** Same as wire, but insert ''111'' before your 14-digit account number.

**Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call to request your transaction.

**TO SELL SHARES**

**Wire** Call to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

**Dreyfus TeleTransfer** Call to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

**Check** Call to request your transaction. A check will be sent to the address of record.

### Concepts to understand

**Wire transfer:** for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

**Electronic check:** for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Family of Funds.**

INSTRUCTIONS FOR **REGULAR ACCOUNTS** (continued)

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

Online (www.dreyfus.com)

|  |  |  |
|---|---|---|
|  | **Dreyfus TeleTransfer**  Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction. | **Wire**  Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. |
|  |  | **Dreyfus TeleTransfer**  Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. |
|  |  | **Check**  Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record. |

Automatically

| **With an initial investment**  Indicate on your application which automatic service(s) you want. Return your application with your investment. | **All services**  Call to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. | **Dreyfus Automatic Withdrawal Plan**  Call to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more. |

## INSTRUCTIONS FOR **IRAS**

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

 **In Writing**

**TO OPEN AN ACCOUNT**

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

**TO ADD TO AN ACCOUNT**

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail the slip and the check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

**TO SELL SHARES**

Write a letter of instruction that includes:
• your name and signature
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Trust Company
P.O. Box 55552, Boston, MA 02205-8568
Attn: Institutional Processing

 **By Telephone**

**TO ADD TO AN ACCOUNT**

**Wire**  Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900480025
• the fund name
• the share class
• your account number
• name of investor
• the contribution year
• dealer number if applicable

**Electronic check**  Same as wire, but insert "111" before your 14-digit account number.

**Dreyfus TeleTransfer**  Request Dreyfus TeleTransfer on your application. Call to request your transaction.

**Telephone Contribution**  Call to request us to move money from a regular Dreyfus account to an IRA (both accounts must be held in the same shareholder name).

For information and other assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.**

Make checks payable to: **The Dreyfus Trust Company, Custodian.**

INSTRUCTIONS FOR **IRAS** (continued)

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

 — Online (www.dreyfus.com)

_____

**Dreyfus TeleTransfer**  Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.

_____

 — Automatically

_____

**All services**  Call to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

All contributions will count as current year.

**Systematic Withdrawal Plan**  Call to request instructions to establish the plan.

# For More Information

## To obtain information:

**By telephone**
Call your financial representative or 1-800-554-4611

**By mail** Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**On the Internet** Text-only versions of certain fund documents can be viewed online or downloaded from:

   **SEC** http://www.sec.gov

   **Dreyfus** http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

---

**Dreyfus Premier New Leaders Fund**
A series of Strategic Funds, Inc.

SEC file number: 811-3940

More information on this fund is available free upon request, including the following:

### Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's managers discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semi-annual reports are available at **www.dreyfus.com.**

### Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

### Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.



STRATEGIC FUNDS, INC.

DREYFUS PREMIER NEW LEADERS FUND
Class A, Class B, Class C, Class I and Class T Shares

STATEMENT OF ADDITIONAL INFORMATION
MAY 1, 2008

This Statement of Additional Information ("SAI"), which is not a prospectus, supplements and should be read in conjunction with the current Prospectus of Dreyfus Premier New Leaders Fund (the "Fund"), a series of Strategic Funds, Inc. (the "Company"), dated May 1, 2008, as the Prospectus may be revised from time to time.  To obtain a copy of the Fund's Prospectus, please call your financial adviser, or write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visit www.dreyfus.com, or call 1-800-554-4611.

The Fund's most recent Annual Report and Semi-Annual Report to Shareholders are separate documents supplied with this Statement of Additional Information, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the Annual Report are incorporated by reference in this SAI.


TABLE OF CONTENTS

Page

DESCRIPTION OF THE COMPANY AND THE FUND

The Company is a Maryland corporation that commenced operations on January 29, 1985. The Fund is a separate portfolio of the Company, an open-end management investment company, known as a mutual fund. The Fund is a diversified fund, which means that, with respect to 75% of its total assets, the Fund will not invest more than 5% of its assets in the securities of any single issuer nor hold more than 10% of the outstanding voting securities of any single issuer (other than, in each case, securities of other investment companies, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities).

The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the Fund's investment adviser.

MBSC Securities Corporation (the "Distributor") is the distributor of the Fund's shares.

Certain Portfolio Securities

The following information supplements and should be read in conjunction with the Fund's Prospectus.

Common and Preferred Stocks. Stocks represent shares of ownership in a company. Generally, preferred stock has a specified dividend and ranks after bonds and before common stocks in its claim on income for dividend payments and on assets should the company be liquidated. After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis; profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company's stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities. While most preferred stocks pay a dividend, the Fund may purchase preferred stock where the issuer has omitted, or is in danger of omitting, payment of its dividend. Such investments would be made primarily for their capital appreciation potential. The Fund may purchase trust preferred securities which are preferred stocks issued by a special purpose trust subsidiary backed by subordinated debt of the corporate parent. These securities typically bear a market rate coupon comparable to interest rates available on debt of a similarly rated company. Holders of the trust preferred securities have limited voting rights to control the activities of the trust and no voting rights with respect to the parent company.

Convertible Securities. Convertible securities may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities have characteristics similar to both fixed-income and equity securities. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock, of the same issuer. Because of the subordination feature, however, convertible securities typically have lower ratings than similar non-convertible securities.

Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying

common stock.  A unique feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying common stock.  When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock.  While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer.

Convertible securities provide for a stable stream of income with generally higher yields than common stocks, but there can be no assurance of current income because the issuers of the convertible securities may default on their obligations.  A convertible security, in addition to providing fixed income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock.  There can be no assurance of capital appreciation, however, because securities prices fluctuate.  Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential for capital appreciation.

Foreign Securities.  These securities include equity and debt securities of companies organized under the laws of countries other than the United States and debt securities issued or guaranteed by governments, other than the U.S. Government, or any of their political subdivisions, agencies or instrumentalities, or by foreign supranational entities.  They also include securities of companies (including those that are located in the U.S. or organized under U.S. law) that derive a significant portion of their revenue or profits from foreign businesses, investments or sales, or that have a significant portion of their assets outside the United States.  They may be traded on foreign securities exchanges or in the foreign over-the-counter markets.  Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies.  Examples include the International Bank for Reconstruction and Development (the World Bank), the European Coal and Steel Community, the Asian Development Bank and the InterAmerican Development Bank. The Fund may invest up to 25% of its assets in foreign securities traded on foreign securities exchanges or in the foreign over-the-counter markets.

Depositary Receipts.  The Fund may invest in the securities of foreign issuers in the form of American Depositary Receipts and American Depositary Shares (collectively, "ADRs") and Global Depositary Receipts and Global Depositary Shares (collectively, "GDRs") and other forms of depositary receipts and shares.  These securities may not necessarily be denominated in the same currency as the securities into which they may be converted.  ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation.  GDRs are receipts issued outside the United States typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities.  Generally, ADRs in registered form are designed for use in the United States securities markets and GDRs in bearer form are designed for use outside the United States.

These securities may be purchased through "sponsored" or "unsponsored" facilities.  A sponsored facility is established jointly by the issuer of the underlying security and a depositary.  A depositary may establish an unsponsored facility without participation by the issuer of the deposited security.  Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to

distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities. Purchases or sales of certain ADRs may result, indirectly, in fees being paid to the Depositary Receipts Division of The Bank of New York, an affiliate of the Manager, by brokers executing the purchases or sales.

Investment Companies. The Fund may invest in securities issued by other investment companies, including exchange-traded funds described below. Under the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund's investment in such securities, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets in the aggregate. As a shareholder of another investment company, the Fund would bear, along with other shareholders, its pro rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the advisory fees and other expenses that the Fund bears directly in connection with its own operations. The Fund also may invest its uninvested cash reserves or cash it receives as collateral from borrowers of its portfolio securities in connection with the Fund's securities lending program in shares of one or more money market funds advised by the Manager. Such investment will not be subject to the limitations described above. See "Lending Portfolio Securities."

Exchange-Traded Funds. The Fund may invest in shares of exchange-traded funds (collectively, "ETFs") which are designed to provide investment results corresponding to a securities or commodities index. These may include Standard & Poor's Depositary Receipts ("SPDRs"), DIAMONDS, Nasdaq-100 Index Tracking Stock (also referred to as "Nasdaq-100 Shares") and iShares exchange-traded funds ("iShares"). ETFs usually are units of beneficial interest in an investment trust or represent undivided ownership interests in a portfolio of securities, in each case with respect to a portfolio of all or substantially all of the component securities of, and in substantially the same weighting as, the relevant benchmark index. The benchmark indices of SPDRs, DIAMONDS and Nasdaq-100 Shares are the Standard & Poor's 500 Stock Index, the Dow Jones Industrial Average and the Nasdaq-100 index, respectively. The benchmark index for iShares varies, generally corresponding to the name of the particular iShares fund. ETFs are designed to provide investment results that generally correspond to the price and yield performance of the component securities (or commodities) of the benchmark index. ETFs are listed on an exchange and trade in the secondary market on a per share basis.

The values of ETFs are subject to change as the values of their respective component securities (or commodities) fluctuate according to market volatility. Investments in ETFs that are designed to correspond to an equity index involve certain inherent risks generally associated with investments in a broadly based portfolio of common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of ETFs invested in by the Fund. Moreover, the Fund's investments in ETFs may not exactly match the performance of a direct investment in the respective indices to which they are intended to correspond due to the temporary unavailability of certain index securities in the secondary market or other extraordinary circumstances, such as discrepancies with respect to the weighting of securities.

Warrants. A warrant is a derivative that gives the holder the right to subscribe to a specified amount of the issuing corporation's capital stock at a set price for a specified period of time. The Fund may invest up to 2% of its net assets in warrants, except that this limitation does

not apply to warrants purchased by the Fund that are sold in units with, or attached to, other securities.

Illiquid Securities.  The Fund may invest up to 15% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective.  These securities may include securities that are not readily marketable, such as securities that are subject to legal or contractual restrictions on resale, repurchase agreements providing for settlement in more than seven days after notice, and certain privately negotiated, non-exchange traded options and securities used to cover such options.  As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

Zero Coupon Securities.  The Fund may invest in zero coupon U.S. Treasury securities, which are Treasury Notes and Bonds that have been stripped of their unmatured interest coupons, the coupons themselves and receipts or certificates representing interests in such stripped debt obligations and coupons.  Zero coupon securities also are issued by corporations and financial institutions and constitute a proportionate ownership of the issuer's pool of underlying U.S. Treasury securities.  A zero coupon security pays no interest to its holder during its life and is sold at a discount to its face value at maturity.  The amount of the discount fluctuates with the market price of the security.  The market prices of zero coupon securities generally are more volatile and are likely to respond to a greater degree to changes in interest rates than the market prices of securities that pay cash interest periodically having similar maturities and credit qualities.  In addition, unlike bonds that pay cash interest throughout the period to maturity, the Fund will realize no cash until the cash payment date unless a portion of such securities is sold and, if the issuer defaults, the Fund may obtain no return at all on its investment.  Federal income tax law requires the holder of a zero coupon security to accrue income with respect to these securities prior to the receipt of cash payments.  To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, the Fund may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.  See "Dividends, Distributions and Taxes."

Money Market Instruments.  When the Manager determines that adverse market conditions exist, the Fund may adopt a temporary defensive position and invest some or all of its assets in money market instruments, including U.S. Government securities, repurchase agreements, bank obligations and commercial paper.  The Fund also may purchase money market instruments when it has cash reserves or in anticipation of taking a market position.

Investment Techniques

The following information supplements and should be read in conjunction with the Fund's Prospectus.

Foreign Currency Transactions. The Fund may invest directly in foreign currencies or hold financial instruments that provide exposure to foreign currencies, in particular "hard currencies," or may invest in securities that trade in, or receive revenues in, foreign currencies.  "Hard currencies" are currencies in which investors have confidence and are typically currencies of economically and politically stable industrialized nations.  To the extent the Fund invests in such

currencies, the Fund will be subject to the risk that those currencies will decline in value relative to the U.S. dollar.

The Fund may enter into foreign currency transactions for a variety of purposes, including: to fix in U.S. dollars, between trade and settlement date, the value of a security the Fund has agreed to buy or sell; or to hedge the U.S. dollar value of securities the Fund already owns, particularly if it expects a decrease in the value of the currency in which the foreign security is denominated.

Foreign currency transactions may involve, for example, the Fund's purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies.  A short position would involve the Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Fund contracted to receive.  The Fund's success in these transactions may depend on the Manager's ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

The Fund also may enter into forward foreign currency exchange contracts ("forward contracts") for the purchase or sale of a specified currency at a specified future date.  The cost to the Fund of engaging in forward contracts varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing.  Because forward contracts are usually entered into on a principal basis, no fees or commissions are involved.  Generally, secondary markets do not exist for forward contracts, with the result that closing transactions can be made for forward contracts only by negotiating directly with the counterparty to the contract.

Currency exchange rates may fluctuate significantly over short periods of time.  They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or perceived changes in interest rates and other complex factors, as seen from an international perspective.  Currency exchange rates also can be affected unpredictably by intervention by U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

Borrowing Money.  The Fund is permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 33-1/3% of the value of its total assets.  The Fund currently intends to borrow money only for temporary or emergency (not leveraging) purposes, in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made.  While such borrowings exceed 5% of the Fund's total assets, the Fund will not make any additional investments.

Short-Selling.  In these transactions, the Fund sells a security it does not own in anticipation of a decline in the market value of the security.  The Fund may make short-sales to hedge positions, for duration and risk management, to maintain portfolio flexibility or to enhance returns.  To complete a short-sale transaction, the Fund must borrow the security to make delivery to the buyer.  The Fund is obligated to replace the security borrowed by purchasing it subsequently at the market price at the time of replacement.  The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively.

The Fund will not sell securities short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of the Fund's net assets. The Fund may not make a short sale which results in the Fund having sold short in the aggregate more than 5% of the outstanding securities of any class of an issuer.

The Fund also may make short sales "against the box," in which the Fund enters into a short sale of a security it owns or has the immediate and unconditional right to acquire at no additional cost at the time of the sale. At no time will more than 15% of the value of the Fund's net assets be in deposits on short sales against the box.

Until the Fund closes its short position or replaces the borrowed security, the Fund will: (a) segregate permissible liquid assets in an amount that, together with the amount provided as collateral, always equals the current value of the security sold short; or (b) otherwise cover its short position.

Lending Portfolio Securities. The Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. In connection with such loans, the Fund remains the owner of the loaned securities and continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities. The Fund also has the right to terminate a loan at any time. The Fund may call the loaned securities to vote proxies if a material issue affecting the Fund's investment is to be voted upon. Loans of portfolio securities may not exceed 33-1/3% of the value of the Fund's total assets (including the value of all assets received as collateral for the loan). The Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. If the collateral consists of a letter of credit or securities, the borrower will pay the Fund a loan premium fee. If the collateral consists of cash, the Fund will reinvest the cash and pay the borrower a pre-negotiated fee or "rebate" from any return earned on the investment. The Fund may participate in a securities lending program operated by Mellon Bank, N.A., as lending agent (the "Lending Agent"). The Lending Agent will receive a percentage of the total earnings of the Fund derived from lending its portfolio securities. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the loaned securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the Manager to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. The Fund will minimize this risk by limiting the investment of cash collateral to money market funds advised by the Manager, repurchase agreements or other high quality instruments with short maturities.

Derivatives. The Fund may invest in, or enter into, derivatives, for a variety of reasons, including to hedge certain market or interest rate risks, to provide a substitute for purchasing or selling particular securities or to increase potential returns. Generally, a derivative is a financial contract whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, commodities and related indexes. Derivatives may provide a cheaper, quicker or more specifically focused way for the Fund to invest than "traditional" securities would. Examples of derivative instruments the Fund may use include options contracts. A portfolio manager may decide not to employ any of these strategies and there is no assurance that any derivatives strategy used by the Fund will succeed.

Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole.  Derivatives permit the Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities.  However, derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on the Fund's performance.

If the Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Fund's return or result in a loss.  The Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.  The market for many derivatives is, or suddenly can become, illiquid.  Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives.  Exchange-traded derivatives generally are guaranteed by the clearing agency which is the issuer or counterparty to such derivatives.  This guarantee usually is supported by a daily variation margin system operated by the clearing agency in order to reduce overall credit risk.  As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with derivatives purchased on an exchange.  By contrast, no clearing agency guarantees over-the-counter derivatives.  Therefore, each party to an over-the-counter derivative bears the risk that the counterparty will default.  Accordingly, the Manager will consider the creditworthiness of counterparties to over-the-counter derivatives in the same manner as it would review the credit quality of a security to be purchased by the Fund.  Over-the-counter derivatives are less liquid than exchange-traded derivatives since the other party to the transaction may be the only investor with sufficient understanding of the derivative to be interested in bidding for it.

Pursuant to regulations and/or published positions of the Securities and Exchange Commission (the "SEC"), the Fund may be required to segregate permissible liquid assets to cover its obligations relating to its transactions in derivatives.

Options--In General.  The Fund may invest up to 5% of its assets, represented by the premium paid, in the purchase of call and put options.  The Fund may write (i.e., sell) covered call and put option contracts to the extent of 20% of the value of its net assets at the time such option contracts are written.  A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or securities at the exercise price at any time during the option period, or at a specific date.  Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or securities at the exercise price at any time during the option period, or at a specific date.

A covered call option written by the Fund is a call option with respect to which the Fund owns the underlying security or otherwise covers the transaction such as by segregating permissible liquid assets.  A put option written by the Fund is covered when, among other things, the Fund segregates permissible liquid assets having a value equal to or greater than the exercise price of the option to fulfill the obligation undertaken or otherwise covers the transaction.  The

principal reason for writing covered call and put options is to realize, through the receipt of premiums, a greater return than would be realized on the underlying securities alone. The Fund receives a premium from writing covered call or put options which it retains whether or not the option is exercised.

There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and for some options no such secondary market may exist. A liquid secondary market in an option may cease to exist for a variety of reasons. In the past, for example, higher than anticipated trading activity or order flow, or other unforeseen events, at times have rendered certain of the clearing facilities inadequate and resulted in the institution of special procedures, such as trading rotations, restrictions on certain types of orders or trading halts or suspensions in one or more options. There can be no assurance that similar events, or events that may otherwise interfere with the timely execution of customers' orders, will not recur. In such event, it might not be possible to effect closing transactions in particular options. If, as a covered call option writer, the Fund is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or it otherwise covers its position.

Specific Options Transactions. The Fund may purchase and sell call and put options in respect of specific securities (or groups or "baskets" of specific securities) or stock indices listed on national securities exchanges or traded in the over-the-counter market. An option on a stock index is similar to an option in respect of specific securities, except that settlement does not occur by delivery of the securities comprising the index. Instead, the option holder receives an amount of cash if the closing level of the stock index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. Thus, the effectiveness of purchasing or writing stock index options will depend upon price movements in the level of the index rather than the price of a particular stock.

The Fund may purchase and sell call and put options on foreign currency. These options convey the right to buy or sell the underlying currency at a price which is expected to be lower or higher than the spot price of the currency at the time the option is exercised or expires.

Successful use by the Fund of options will be subject to the Manager's ability to predict correctly movements in the prices of individual stocks or the stock market generally. To the extent the Manager's predictions are incorrect, the Fund may incur losses.

Future Developments. The Fund may take advantage of opportunities in options and any other derivatives which are not presently contemplated for use by the Fund or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund's investment objective and legally permissible for the Fund. Before the Fund enters into such transactions or makes any such investment, the Fund will provide appropriate disclosure in its Prospectus or this SAI.

Forward Commitments. The Fund may purchase and sell securities on a forward commitment or when-issued basis, which means that delivery and payment take place in the future after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment or when-issued security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the

counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will segregate permissible liquid assets at least equal at all times to the amount of the Fund's purchase commitments.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a forward commitment or when-issued basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets and its net asset value per share.

<u>Certain Investment Considerations and Risks</u>

<u>Equity Securities</u>. Equity securities, including common stocks, preferred stocks, convertible securities and warrants, fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. Changes in the value of the Fund's investments will result in changes in the value of its shares and thus the Fund's total return to investors.

The Fund may invest in securities issued by companies in the technology sector, which has been among the most volatile sectors of the stock market. Technology companies involve greater risk because their revenues and earnings tend to be less predictable (and some companies may be experiencing significant losses) and their share prices tend to be more volatile. Certain technology companies may have limited product lines, markets or financial resources, or may depend on a limited management group. In addition, these companies are strongly affected by worldwide technological developments, and their products and services may not be economically successful or may quickly become outdated. Investor perception may play a greater role in determining the day-to-day value of technology stocks than its does in other sectors. Fund investments made in anticipation of future products and services may decline dramatically in value if the anticipated products or services are delayed or canceled.

The Fund may purchase securities of small capitalization companies, the prices of which may be subject to more abrupt or erratic market movements than larger, more established companies. These securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects.

The Fund may purchase securities of companies in initial public offerings ("IPOs") or shortly thereafter. An IPO is a corporation's first offering of stock to the public. Shares are given a market value reflecting expectations for the corporation's future growth. Special rules of the Financial Industry Regulatory Authority ("FINRA") apply to the distribution of IPOs. Corporations offering IPOs generally have limited operating histories and may involve greater investment risk. The prices of these companies' securities can be very volatile, rising and falling rapidly, sometimes based solely on investor perceptions rather than economic reasons.

Foreign Securities.  Investing in the securities of foreign issuers, as well as instruments that provide investment exposure to foreign securities and markets, involves risks that are not typically associated with investing in U.S. dollar-denominated securities of domestic issuers.  Investments in foreign issuers may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and in exchange control regulations (e.g., currency blockage).  A decline in the exchange rate of the currency (i.e., weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security.  A change in the value of such foreign currency against the U.S. dollar also will result in a change in the amount of income the Fund has available for distribution.  Because a portion of the Fund's investment income may be received in foreign currencies, the Fund will be required to compute its income in U.S. dollars for distribution to shareholders, and therefore the Fund will absorb the cost of currency fluctuations.  After the Fund has distributed income, subsequent foreign currency losses may result in the Fund having distributed more income in a particular fiscal period than was available from investment income, which could result in a return of capital to shareholders.  In addition, if the exchange rate for the currency in which the Fund receives interest payments declines against the U.S. dollar before such income is distributed as dividends to shareholders, the Fund may have to sell portfolio securities to obtain sufficient cash to enable the Fund to pay such dividends.  Commissions on transactions in foreign securities may be higher than those for similar transactions on domestic stock markets and foreign custodial costs are higher than domestic custodial costs.  In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have on occasion been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign securities markets generally are not as developed or efficient as those in the United States.  Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers.  Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States.

Because evidences of ownership of foreign securities usually are held outside the United States, by investing in such securities the Fund will be subject to additional risks which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal, interest and dividends on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise.  Foreign securities held by the Fund may trade on days when the Fund does not calculate its net asset value and thus affect the Fund's net asset value on days when investors have no access to the Fund.

Since foreign securities often are purchased with and payable in currencies of foreign countries, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

American Depository Receipts ("ADRs") and New York Shares. The Fund may invest in U.S. dollar-denominated ADRs and New York shares.  ADRs typically are issued by an American bank or trust company and evidence ownership of underlying securities issued by foreign companies. New York Shares are securities of foreign companies that are issued for trading in the United States.  ADRs and New York Shares are traded in the United States on national securities

exchanges or in the over-the-counter market.  Investment in securities of foreign issuers presents certain risks, including those resulting from adverse political and economic developments and the imposition of foreign governmental laws or restrictions.  See "Foreign Securities." Purchases or sales of certain ADRs may result, indirectly, in fees being paid to the Depositary Receipts Division of The Bank of New York, an affiliate of the Manager, by brokers executing the purchases or sales.

Investment Restrictions

Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks (or other instruments with similar economic characteristics) of small and midsize companies.  The Fund has adopted a policy to provide its shareholders with at least 60 days' prior written notice of any change in its policy to so invest 80% of its assets.  The Fund's investment objective is a fundamental policy, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares.  In addition, the Fund has adopted investment restrictions numbered 1 through 14 as fundamental policies.  Investment restrictions numbered 15 and 17 are not fundamental policies and may be changed by a vote of a majority of the Company's Board members at any time.  The Fund may not:

1.      Purchase the securities of any issuer (other than a bank) if such purchase would cause more than 5% of the value of its total assets to be invested in securities of such issuer, or invest more than 15% of its assets in the obligations of any one bank, except that up to 25% of the value of the Fund's total assets may be invested, and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities may be purchased, without regard to such limitations.

2.      Purchase the securities of any issuer if such purchase would cause the Fund to hold more than 10% of the outstanding voting securities of such issuer.  This restriction applies only with respect to 75% of the Fund's assets.

3.      Purchase securities of any company having less than three years' continuous operations (including operations of any predecessors) if such purchase would cause the value of the Fund's investments in all such companies to exceed 5% of the value of its total assets.

4.      Purchase or retain the securities of any issuer if the officers or Board members of the Company or of the Manager who individually own beneficially more than 1/2 of 1% of the securities of such issuer together own beneficially more than 5% of the securities of such issuer.

5.      Purchase, hold or deal in commodities or commodity contracts or in real estate, but this shall not prohibit the Fund from investing in securities of companies engaged in real estate activities or investments.

6.      Borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets).

7.      Lend any securities or make loans to others, except to the extent permitted under the 1940 Act (which currently limits such loans to no more than 33-1/3% of the value of the Fund's total assets) or as otherwise permitted by the SEC.  For purposes of this Investment

Restriction, the purchase of debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) and the entry into repurchase agreements shall not constitute loans by the Fund. Any loans of portfolio securities will be made according to guidelines established by the SEC and the Company's Board.

8. Act as an underwriter of securities of other issuers.

9. Invest in the securities of a company for the purpose of exercising management or control, but the Fund will vote the securities it owns in its portfolio as a shareholder in accordance with its views.

10. Purchase securities on margin, but the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of securities.

11. Engage in the purchase and sale of put, call, straddle or spread options or in writing such options, except that the Fund (a) may purchase put and call options to the extent that the premiums paid by it on all outstanding options at any one time do not exceed 5% of its total assets and may enter into closing sale transactions with respect to such options and (b) may write and sell covered call option contracts on securities owned by the Fund not exceeding 20% of the value of its net assets at the time such option contracts are written. The Fund also may purchase call options without regard to the 5% limitation set forth above to enter into closing purchase transactions. In connection with the writing of covered call options, the Fund may pledge assets to an extent not greater than 20% of the value of its total assets at the time such options are written.

12 Invest more than 25% of its assets in investments in any particular industry or industries, provided that, when the Fund has adopted a temporary defensive posture, there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, bankers' acceptances of domestic issuers, time deposits and certificates of deposit.

13. Purchase warrants in excess of 2% of net assets. For purposes of this restriction, such warrants shall be valued at the lower of cost or market, except that warrants acquired by the Fund in units or attached to securities shall not be included within this 2% restriction.

14. Invest in interests in oil, gas or mineral exploration or development programs.

15. Pledge, mortgage, hypothecate or otherwise encumber its assets, except to the extent necessary to secure permitted borrowings and to the extent related to the purchase of securities on a when-issued or forward commitment basis and the deposit of assets in escrow in connection with writing covered put and call options and collateral and initial or variation margin arrangements with respect to options and forward contracts, including those relating to indices, and options on indices.

16. Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid if, in the aggregate, more than 15% of the value of the Fund's net assets would be so invested.

17. Purchase securities of other investment companies, except to the extent permitted under the 1940 Act.

While not a fundamental policy, the Fund will not invest in oil, gas, and other mineral leases, or real estate limited partnerships.

If a percentage restriction is adhered to at the time an investment is made, a later change in percentage resulting from a change in values or assets will not constitute a violation of such restriction. With respect to Investment Restriction No. 6, however, if borrowings exceed 33-1/3% of the value of the Fund's total assets as a result of a change in values or assets, the Fund must take steps to reduce such borrowings at least to the extent of such excess.

## MANAGEMENT OF THE COMPANY

The Company's Board is responsible for the management and supervision of the Fund, and approves all significant agreements with those companies that furnish services to the Fund. These companies are as follows:

The Dreyfus Corporation .........................................Investment Adviser
MBSC Securities Corporation ..................................Distributor
Dreyfus Transfer, Inc................................................Transfer Agent
Mellon Bank, N.A....................................................Custodian

<u>Board Members of the Company</u>[1]

Board members of the Company, together with information as to their positions with the Company, principal occupations and other board memberships and affiliations, are shown below.

| Name (Age)<br>Position with Company (Since) | Principal Occupation<br>During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Joseph S. DiMartino (64)<br>Chairman of the Board (1995) | Corporate Director and Trustee | The Muscular Dystrophy Association, *Director*<br>Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director*<br>The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director*<br>Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, *Director* |

---
[1] None of the Board members are "interested persons" of the Company, as defined in the 1940 Act.

| | | |
|---|---|---|
| David W. Burke (71)<br>Board Member (1994) | Corporate Director and Trustee | John F. Kennedy Library Foundation, *Director* |
| William Hodding Carter III (72)<br>Board Member (1988) | Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006 – present)<br>President and Chief Executive Officer of the John S. and James | The Century Foundation, *Emeritus Director*<br>The Enterprise Corporation of the Delta, *Director* |

| Name (Age)<br>Position with Company (Since) | Principal Occupation<br>During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| | L. Knight Foundation (February 1, 1998 – February 1, 2006) | |
| Gordon J. Davis (66)<br>Board Member (2006) | Partner in the law firm of Dewey and LeBoeuf LLP.<br>President Lincoln Center for The Performing Arts, Inc. (2001) | Consolidated Edison, Inc., a utility company, *Director*<br>Phoenix Companies, Inc., a life insurance company, *Director*<br>Board Member/Trustee for several not-for-profit groups |
| Joni Evans (65)<br>Board Member (2006) | Principal, Joni Evans Ltd.<br>Senior Vice President of the William Morris Agency (2005)<br>CEO, wowOwow.com (2007-present) | None |
| Ehud Houminer (67)<br>Board Member (1994) | Executive-in-Residence at the Columbia Business School, Columbia University | Avnet Inc., an electronics distributor, *Director*<br>International Advisory Board to the MBA Program School of Management, Ben Gurion University, *Chairman* |
| Richard C. Leone (67)<br>Board Member (1984) | President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues | None |
| Hans C. Mautner (70)<br>Board Member (1984) | President-International Division and an Advisory Director of Simon Property Group, a real estate investment company, (1998 – present)<br>Director and Vice Chairman of Simon Property Group (1998-2003)<br>Chairman and Chief Executive Officer of Simon Global Limited (1999 – present) | Capital and Regional PLC, a British co-investing real estate asset manager, *Director*<br>Member –Board of Managers of:<br>Mezzacappa Long/Short Fund LLC<br>Mezzacappa Partners LLC |
| Robin A. Melvin (44)<br>Board Member (1995) | Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances | None |

| Name (Age) Position with Company (Since) | Principal Occupation During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Burton N. Wallack (57) Board Member (2006) | President and co-owner of Wallack Management Company, a real estate management company | None |
| John E. Zuccotti (70) Board Member (1984) | Chairman of Brookfield Financial Properties, Inc. Senior Counsel of Weil, Gotshal & Manges, LLP Chairman of the Real Estate Board of New York | Emigrant Savings Bank, *Director* Wellpoint, Inc., *Director* Visiting Nurse Service of New York, *Director* Columbia University, *Trustee* Doris Duke Charitable Foundation, *Trustee* |

Board members are elected to serve for an indefinite term. The Company has standing audit, nominating and compensation committees, each comprised of its Board members who are not "interested persons" of the Company, as defined in the 1940 Act. The function of the audit committee is (i) to oversee the Company's accounting and financial reporting processes and the audits of the Fund's financial statements and (ii) to assist in the Board's oversight of the integrity of the Fund's financial statements, the Fund's compliance with legal and regulatory requirements and the independent registered public accounting firm's qualifications, independence and performance. The Company's nominating committee, among other things, is responsible for selecting and nominating persons as members of the Board for elections or appointment by the Board and for election by shareholders. In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes into consideration various factors listed in the nominating committee charter, including character and integrity, business and professional experience, and whether the committee believes the person has the ability to apply sound and independent business judgment and would act in the interest of the Fund and its shareholders. The nominating committee will consider recommendations for nominees from shareholders submitted to the Secretary of the Company, c/o The Dreyfus Corporation Legal Department, 200 Park Avenue, 8th Floor East, New York, New York 10166, which includes information regarding the recommended nominee as specified in the nominating committee charter. The function of the compensation committee is to establish the appropriate compensation for serving on the Board. The Company also has a standing pricing committee comprised of any one Board member. The function of the pricing committee is to assist in valuing the Fund's investments. The Company's audit committee met four times, the nominating committee met once, and the compensation committee met once during the fiscal year ended December 31, 2007. The pricing committee did not meet during the last fiscal year.

The table below indicates the dollar range of each Board member's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2007.

| Name of Board Member | Fund | Aggregate Holding of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member |
|---|---|---|
| Joseph S. DiMartino | None | Over $100,000 |

| Name of Board Member | Fund | Aggregate Holding of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member |
|---|---|---|
| David W. Burke | None | Over $100,000 |
| William Hodding Carter III | None | $1 - $10,000 |
| Gordon J. Davis | None | $1 - $10,000 |
| Joni Evans | None | None |
| Ehud Houminer | $1 - $10,000 | Over $100,000 |
| Richard C. Leone | None | Over $100,000 |
| Hans C. Mautner | None | $10,001-$50,000 |
| Robin A. Melvin | None | Over $100,000 |
| Burton N. Wallack | None | None |
| John E. Zuccotti | None | Over $100,000 |

The Company currently pays its Board members its allocated portion of an annual retainer of $50,000 and a fee of $6,500 per meeting (with a minimum of $500 per meeting and per telephone meeting) attended for the Company and 15 other funds (comprised of 25 portfolios) in the Dreyfus Family of Funds, and reimburses them for their expenses. The Chairman of the Board receives an additional 25% of such compensation. Emeritus Board members receive an annual retainer and per meeting attended fee of one-half the amount payable to them as Board members. The aggregate amount of compensation paid to each Board members by the Fund for the fiscal year ended December 31, 2007, and by all funds in the Dreyfus Family of Funds for which such person is a Board member (the number of portfolios of such funds is set forth in parenthesis next to each Board member's total compensation) for the year ended December 31, 2007, is as follows:

| Name of Board Member | Aggregate Compensation from the Fund(*) | Total Compensation from the Fund and Fund Complex Paid to Board Member(**) |
|---|---|---|
| Joseph S. DiMartino | $10,119 | $819,865  (196) |
| David W. Burke | $8,019 | $347,479   (105) |
| William Hodding Carter, III | $8,019 | $ 84,729   (30) |

| Name of Board Member | Aggregate Compensation from the Fund(*) | Total Compensation from the Fund and Fund Complex Paid to Board Member(**) |
|---|---|---|
| Gordon J. Davis | $8,019 | $137,942 (39) |
| Joni Evans | $7,376 | $ 78,229 (30) |
| Arnold S. Hiatt[†] | $4,137 | $ 43,346 (30) |
| Ehud Houminer | $8,095 | $ 223,500 (79) |
| Richard C. Leone | $7,419 | $ 78,000 (30) |
| Hans C. Mautner | $7,343 | $ 77,729 (30) |
| Robin A. Melvin | $7,419 | $ 78,729 (30) |
| Burton N. Wallack | $8,095 | $ 85,229 (30) |
| John E. Zuccotti | $8,019 | $ 84,729 (30) |

* Amount does not include the cost of office space, secretarial services and health benefits for the Chairman and expenses reimbursed to Board members for attending Board meetings, which in the aggregate amounted to $14,637.

** Represents the number of separate portfolios comprising the investment companies in the Fund Complex, including the Fund, for which the Board member serves.

[†] Emeritus Board member since May 26, 2007.

Officers of the Company

J. DAVID OFFICER, <u>President since December 2006</u>. Chief Operating Officer, Vice Chairman and a director of Dreyfus, and an officer of 79 investment companies (comprised of 163 portfolios) managed by Dreyfus. He is 59 years old and has been an employee of Dreyfus since April 1998.

PHILLIP N. MAISANO, <u>Executive Vice President since July 2007</u>. Chief Investment Officer, Vice Chair and a director of Dreyfus, and an officer of 79 investment companies (comprised of 163 portfolios) managed by Dreyfus. Mr. Maisano also is an officer and/or board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of Dreyfus. He is 61 years old and has been an employee of Dreyfus since November 2006. Prior to joining Dreyfus, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of Dreyfus, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

JAMES WINDELS, <u>Treasurer since November 2001</u>. Director-Mutual Fund Accounting of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus. He is 49 years old and has been an employee of Dreyfus since April 1985.

MICHAEL A. ROSENBERG, <u>Vice President and Secretary since August 2005</u>. Associate General Counsel of Dreyfus, and an officer of 79 investment companies (comprised of 180

portfolios) managed by Dreyfus.  He is 48 years old and has been an employee of Dreyfus since October 1991.

JAMES BITETTO, <u>Vice President and Assistant Secretary since August 2005</u>.  Associate General Counsel and Secretary of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus.  He is 41 years old and has been an employee of Dreyfus since December 1996.

 JONI LACKS CHARATAN, <u>Vice President and Assistant Secretary since August 2005</u>.  Associate General Counsel of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus.  She is 52 years old and has been an employee of Dreyfus since October 1988.

JOSEPH M. CHIOFFI, <u>Vice President and Assistant Secretary since August 2005</u>.  Associate General Counsel of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus.  He is 46 years old and has been an employee of Dreyfus since June 2000.

JANETTE E. FARRAGHER, <u>Vice President and Assistant Secretary since August 2005</u>.  Associate General Counsel of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus.  She is 45 years old and has been an employee of Dreyfus since February 1984.

JOHN B. HAMMALIAN, <u>Vice President and Assistant Secretary since August 2005</u>.  Associate General Counsel of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus.  He is 44 years old and has been an employee of Dreyfus since February 1991.

ROBERT R. MULLERY, <u>Vice President and Assistant Secretary since August 2005</u>.  Associate General Counsel of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus.  He is 56 years old and has been an employee of Dreyfus since May 1986.

JEFF PRUSNOFSKY, <u>Vice President and Assistant Secretary since August 2005</u>.  Associate General Counsel of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus.  He is 42 years old and has been an employee of Dreyfus since October 1990.

RICHARD CASSARO, Assistant Treasurer since January 2008.  Senior Accounting Manager – Money Market and Municipal Bond Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus.  He is 49 years old and has been an employee of Dreyfus since 1982.

GAVIN C. REILLY, <u>Assistant Treasurer since December 2005</u>.  Tax Manager of the Investment Accounting and Support Department of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus.  He is 39 years old and has been an employee of Dreyfus since April 1991.

ROBERT S. ROBOL, <u>Assistant Treasurer since August 2005</u>.  Senior Accounting Manager— Money Market and Municipal Bond Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus.  He is 44 years old and has been an employee of Dreyfus since October 1988.

ROBERT SALVIOLO, <u>Assistant Treasurer since May 2007</u>.  Senior Accounting Manager -- Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180 portfolios) managed by Dreyfus.  He is 40 years old and has been an employee of Dreyfus since June 1989.

ROBERT SVAGNA, <u>Assistant Treasurer since October 2002</u>.  Senior Accounting Manager -- Equity Funds of Dreyfus, and an officer of 79 investment companies (comprised of 180

portfolios) managed by Dreyfus. He is 41 years old and has been an employee of Dreyfus since November 1990.

WILLIAM GERMENIS, <u>Anti-Money Laundering Compliance Officer since October 2002</u>. Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, <u>Chief Compliance Officer since October 2004</u>. Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each Board member and officer of the Company is 200 Park Avenue, New York, New York 10166.

The Company's Board members and officers, as a group, owned less than 1% of the Fund's voting securities outstanding on April 14, 2008. See "Information About the Company and the Fund" for a list of shareholders known by the Fund to own of record 5% or more of the Fund's outstanding voting securities as of April 14, 2008.


## MANAGEMENT ARRANGEMENTS

<u>Investment Adviser</u>. The Manager is a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), a global financial holding company focused on helping clients move and manage their financial assets, operating in 34 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations, and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services, and treasury services through a worldwide client-focused team.

The Manager provides management services pursuant to a Management Agreement (the "Agreement") between the Manager and the Company. As to the Fund, the Agreement is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Fund, provided that in either event its continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or the Manager, by vote cast in person at a meeting called for the purpose of voting on such approval. The Agreement is terminable without penalty, on not more than 60 days' notice, by the Company's Board or by vote of the holders of a majority of the Fund's outstanding voting shares, or, on not less than 90 days' notice, by the Manager. The Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

The following persons are officers and/or directors of Dreyfus: Jonathan Little, Chair of the Board; Jonathan Baum, Chief Executive Officer and a director; J. Charles Cardona, President and a director; Diane P. Durnin, Vice Chair and a director; Phillip N. Maisano, Chief Investment

Officer, Vice Chair and a director; J. David Officer, Chief Operating Officer, Vice Chair and a director; Patrice M. Kozlowski, Senior Vice President-Corporate Communications; Jill Gill, Vice President-Human Resources; Anthony Mayo, Vice President-Information Systems; Theodore A. Schachar, Vice President-Tax; John E. Lane, Vice President; Jeanne M. Login, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Secretary; and Mitchell E. Harris, Ronald P. O'Hanley III and Scott E. Wennerholm, directors.

The Manager maintains office facilities on behalf of the Fund, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Fund. The Manager may pay the Distributor for shareholder services from the Manager's own assets, including past profits but not including the management fee paid by the Fund.  The Distributor may use part or all of such payments to pay certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents") in respect of these services.  The Manager also may make such advertising and promotional expenditures using its own resources, as it from time to time deems appropriate.

BNY Mellon and its affiliates may have deposit, loan, and commercial banking or other relationships with the issuers of securities purchased by the Fund.  The Manager has informed management of the Fund that in making its investment decisions it does not obtain or use material inside information that BNY Mellon or its affiliates may possess with respect to such issuers.

The Fund, the Manager and the Distributor each have adopted a Code of Ethics that permits its personnel, subject to such Code of Ethics, to invest in securities, including securities that may be purchased or held by the Fund.  The Manager's Code of Ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by the Manager.  In that regard, portfolio managers and other investment personnel of the Manager must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with the Code of Ethics and are also subject to the oversight of BNY Mellon's Investment Ethics Committee (the "Committee").  Portfolio managers and other investment personnel of the Manager who comply with the preclearance and disclosure procedures of the Code of Ethics and the requirements of the Committee may be permitted to purchase sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

Portfolio Management. The Manager provides day-to-day management of the Fund's portfolio of investments in accordance with the stated policies of the Fund, subject to the approval of the Company's Board.  The Manager is responsible for investment decisions and provides the Fund with portfolio managers who are authorized by the Company's Board to execute purchases and sales of securities.  The Fund's portfolio is managed by the Midcap Team (the "Team") of Franklin Portfolio Associates ("Franklin Portfolio"), an affiliate of the Manager.  The members of the Team are John S. Cone, Oliver E. Buckley, Langton C. Garvin, and Kristin J. Crawford, each of whom is a dual employee of Franklin Portfolio and Dreyfus and will manage the Fund in that capacity.

Franklin Portfolio has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc.

Portfolio Manager Compensation.   Portfolio manager compensation is comprised of a market-based salary, an annual incentive plan and a long-term incentive plan.  The portfolio

managers are compensated by Franklin Portfolio and not by the Fund. Portfolio managers are eligible to join the BNY Mellon deferred compensation program, and the BNY Mellon defined contribution pension plan, pursuant to which employer contributions are invested in BNY Mellon common stock.

Funding for the Franklin Portfolio Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of Franklin Portfolio's overall profitability. Therefore, all bonus awards are based initially on Franklin Portfolio's financial performance. Portfolio managers are eligible to receive annual cash bonus awards from the incentive compensation plan. Individual awards for portfolio managers are discretionary, based on product performance relative to both benchmarks and peer comparisons and goals established at the beginning of each calendar year. Goals are to a substantial degree based on investment performance, including performance for one and three year periods. Also considered in determining individual awards are team participation and general contributions to Franklin Portfolio.

All portfolio managers are also eligible to participate in the Franklin Portfolio Long Term Incentive Plan. This plan provides for an annual award, payable in deferred cash that cliff vests after 3 years, with an interest rate equal to the average year over year earnings growth of Franklin Portfolio (capped at 20% per year). Management has discretion with respect to actual participation and award size.

Additional Information About Portfolio Managers. The following table lists the number and types of other accounts advised by the Fund's portfolio managers and assets under management in those accounts as of the end of the Fund's fiscal year:

| Portfolio Manager | Registered Investment Company Accounts | Assets Managed | Pooled Accounts | Assets Managed | Other Accounts | Assets Managed |
|---|---|---|---|---|---|---|
| John S. Cone | | | | | | |
| All Accounts | 14 | 14.1 billion | 3 | 587 million | 72 | 12.7 billion |
| *Accounts where advisory fee is based on account performance (subset of All Accounts, above)* | *2* | *9.8 billion* | *0* | *0* | *12* | *3.1 billion* |
| Oliver E. Buckley | | | | | | |
| All Accounts | 16 | 14.5 billion | 3 | 587 million | 72 | 12.7 billion |
| *Accounts where advisory fee is based on account performance (subset of All Accounts, above)* | *2* | *9.8 billion* | *0* | *0* | *12* | *3.1 billion* |
| Langton C. Garvin | | | | | | |
| All Accounts | 12 | 4.4 billion | 3 | 587 million | 72 | 12.7 billion |
| **Portfolio Manager** | **Registered Investment Company Accounts** | **Assets Managed** | **Pooled Accounts** | **Assets Managed** | **Other Accounts** | **Assets Managed** |
| *Accounts where advisory fee is based on account performance (subset of All Accounts, above)* | *0* | *0* | *0* | *0* | *12* | *3.1 billion* |

Kristen J. Crawford

| | | | | | | |
|---|---|---|---|---|---|---|
| All Accounts | 10 | 4 billion | 3 | 587 million | 72 | 12.7 billion |
| *Accounts where advisory fee is based on account performance (subset of All Accounts, above)* | *0* | *0* | *0* | *0* | *12* | *3.1 billion* |

The dollar range of Fund shares beneficially owned by each portfolio manager is as follows as of the end of Fund's fiscal year:

| **Portfolio Manager** | **Fund Name** | **Dollar Range of Fund Shares Beneficially Owned** |
|---|---|---|
| John S. Cone | Dreyfus Premier New Leaders Fund | None |
| Oliver Buckley | Dreyfus Premier New Leaders Fund | None |
| Langton C. Garvin | Dreyfus Premier New Leaders Fund | None |
| Kristin Crawford | Dreyfus Premier New Leaders Fund | None |

Portfolio managers may manage multiple accounts for a diverse client base, including mutual funds, separate accounts (assets managed on behalf of institutions such as pension funds, insurance companies and foundations), bank common trust accounts and wrap fee programs ("Other Accounts").

Potential conflicts of interest may arise because of Dreyfus' management of the Fund and Other Accounts. For example, conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities, as Dreyfus may be perceived as causing accounts it manages to participate in an offering to increase Dreyfus' overall allocation of securities in that offering, or to increase Dreyfus' ability to participate in future offerings by the same underwriter or issuer. Allocations of bunched trades, particularly trade orders that were only partially filled due to limited availability and allocation of investment opportunities generally, could raise a potential conflict of interest, as Dreyfus may have an incentive to allocate securities that are expected to increase in value to preferred accounts. Initial public offerings, in particular, are frequently of very limited availability. Additionally, portfolio managers may be perceived to have a conflict of interest if there are a large number of Other Accounts, in addition to the Fund, that they are managing on behalf of Dreyfus. Dreyfus periodically reviews each portfolio manager's overall responsibilities to ensure that he or she is able to allocate the necessary time and resources to effectively manage the Fund. In addition, Dreyfus could be viewed as having a conflict of interest to the extent that Dreyfus or its affiliates and/or portfolio managers have a materially larger investment in Other Accounts than their investment in the Fund.

Other Accounts may have investment objectives, strategies and risks that differ from those of the Fund. For these or other reasons, the portfolio manager may purchase different securities for the Fund and the Other Accounts, and the performance of securities purchased for the Fund may vary from the performance of securities purchased for Other Accounts. The portfolio manager may place transactions on behalf of Other Accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions.

A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in another account, such as when a purchase increases the value of securities previously purchased by the other account, or when a sale in one account lowers the sale price received in a sale by a second account.

Conflicts of interest similar to those described above arise when portfolio managers are employed by a sub-investment adviser or are dual employees of the Manager and an affiliated entity and such portfolio managers also manage Other Accounts.

Dreyfus' goal is to provide high quality investment services to all of its clients, while meeting Dreyfus' fiduciary obligation to treat all clients fairly. Dreyfus has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the conflicts associated with managing multiple accounts for multiple clients. In addition, Dreyfus monitors a variety of areas, including compliance with Fund guidelines, the allocation of IPOs, and compliance with the firm's Code of Ethics. Furthermore, senior investment and business personnel at Dreyfus periodically review the performance of the portfolio managers for Dreyfus-managed funds.

Expenses. All expenses incurred in the operation of the Company are borne by the Company, except to the extent specifically assumed by the Manager. The expenses borne by the Company include, without limitation, the following: taxes, interest, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of the Manager, SEC fees, state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of maintaining corporate existence, costs of independent pricing services, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing stockholders, costs of shareholder reports and corporate meetings and any extraordinary expenses. Expenses attributable to the Fund are charged against the assets of the Fund; other expenses of the Company are allocated among the Fund and the Company's other series on the basis determined by the Company's Board, including, but not limited to, proportionately in relation to the net assets of each. In addition, each class of shares bears any class specific expenses allocated to such class, such as expenses related to the distribution and/or shareholder servicing of such class. The Fund's Class B, Class C, and Class T shares are subject to an annual distribution fee, and Class A, Class B, Class C, and Class T shares are subject to an annual service fee. See "Distribution Plan and Shareholder Services Plan."

As compensation for the Manager's services, the Company has agreed to pay the Manager a monthly management fee at the annual rate of 0.75% of the value of the Fund's average daily net assets. For the fiscal years ended December 31, 2005, 2006 and 2007, the management fees paid by the Fund to the Manager amounted to $7,392,959, $8,856,566 and $9,508,444, respectively.

The Manager has agreed that if in any fiscal year the aggregate expenses of Class A shares of the Fund, exclusive of taxes, brokerage fees, interest on borrowings and (with the prior written consent of the necessary state securities commissions) extraordinary expenses, but including the management fee, exceed 1-1/2% the average value of the Fund's net assets attributable to Class A shares for the fiscal year, the Fund may deduct from the payment to be made to the Manager under

the Agreement, or the Manager will bear, such excess expense. Such deduction or payment, if any, will be estimated daily, reconciled and effected or paid, as the case may be, on a monthly basis.

The aggregate of the fees payable to the Manager is not subject to reduction as the value of the Fund's net assets increases.

<u>The Distributor</u>. The Distributor, a wholly-owned subsidiary of the Manager, located at 200 Park Avenue, New York, New York 10166, serves as the Fund's distributor on a best efforts basis pursuant to an agreement with the Company which is renewable annually. The Distributor also acts as distributor for the other funds in the Dreyfus Family of Funds, BNY Mellon Funds Trust and Mellon Institutional Funds. Before June 30, 2007, the Distributor was known as "Dreyfus Service Corporation."

The Distributor compensates certain Service Agents for selling Class A shares and Class T shares subject to a contingent deferred sales charge ("CDSC"), and Class C shares at the time of purchase from its own assets. The Distributor also compensated certain Service Agents for selling Class B shares at the time of purchase from its own assets when the Fund offered Class B shares; the Fund no longer offers Class B shares except in connection with dividend reinvestment and permitted exchanges. The proceeds of the CDSC and fees pursuant to the Company's Distribution Plan (described below), in part, are used to defray the expenses incurred by the Distributor in connection with the sale of the applicable Class of Fund shares. The Distributor also may act as a Service Agent and retain sales loads and CDSCs and Distribution Plan fees. For purchases of Class A shares and Class T shares subject to a CDSC, the Distributor generally will pay Service Agents on new investments made through such Service Agents a commission of up to 1% of the amount invested. The Distributor generally will pay Service Agents 1% on new investments of Class C shares made through such Service Agents, and generally paid Service Agents 4% on new investments of Class B shares made through such Service Agents, of the net asset value of such shares purchased by their clients. With respect to Class B shares of the Fund issued to shareholders in exchange for shares originally issued by a series of The Bear Stearns Funds (the "Acquired Fund"), the proceeds of any CDSC and fees pursuant to the Distribution Plan are payable to the Acquired Fund's former distributor to defray the expenses it incurred in connection with the sale of such shares when originally issued by the Acquired Fund.

The amounts retained on the sale of Fund shares by the Distributor from sales loads and from CDSC's, as applicable, with respect to the Fund's Class A, Class B, Class C and Class T

shares are set forth below:

| | Fiscal Year ended 2005 | Fiscal Year ended 2006 | Fiscal Year ended 2007 |
|---|---|---|---|
| Class A | $117,854 | $86,061 | $40,954 |
| Class B | $ 33,214 | $37,493 | $48,558 |
| Class C | $ 2,123 | $ 2,907 | $ 7,707 |
| Class T | $ 452 | $ 416 | $ 505 |

The Distributor may pay Service Agents that have entered into agreements with the Distributor a fee based on the amount invested through such Service Agents in Fund shares by

employees participating in qualified or non-qualified employee benefit plans, including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments ("Retirement Plans"), or other programs. The term "Retirement Plans" does not include IRAs, IRA "Rollover Accounts" or IRAs set up under Simplified Employee Pension Plans ("SEP-IRAs"). Generally, the Distributor may pay such Service Agents a fee of up to 1% of the amount invested through the Service Agents. The Distributor, however, may pay Service Agents a higher fee and reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from the Fund, including past profits or any other source available to it. Sponsors of such Retirement Plans or the participants therein should consult their Service Agent for more information regarding any such fee payable to the Service Agent.

The Manager or the Distributor may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the Fund or provide other services. Such payments are separate from any sales charges, 12b-1 fee and/or shareholder services fee or other expenses paid by the Fund to those intermediaries. Because those payments are not made by you or the Fund, the Fund's total expense ratio will not be affected by any such payments. These additional payments may be made to certain Service Agents, including affiliates, that provide shareholder servicing, sub-administration recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Service Agent. Cash compensation also may be paid from the Manager's or the Distributor's own resources to Service Agents for inclusion of the Fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the Manager or the Distributor also may provide cash or non-cash compensation to Service Agents in the form of: occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations. In some cases, these payments or compensation may create an incentive for a Service Agent to recommend or sell shares of the Fund to you. Please contact your Service Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to the Fund.

The Distributor also serves as the distributor for Mellon Funds Trust and the Mellon Institutional Funds.

Transfer and Dividend Disbursing Agent and Custodian. Dreyfus Transfer, Inc. (the "Transfer Agent"), a wholly-owned subsidiary of the Manager, 200 Park Avenue, New York, New York 10166, is the Fund's transfer and dividend disbursing agent. Under a transfer agency agreement with the Company, the Transfer Agent arranges for the maintenance of shareholder account records for the Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Fund during the month, and is reimbursed for certain out-of-pocket expenses.

Mellon Bank, N.A. (the "Custodian"), an affiliate of the Manager, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, is the Fund's custodian. Under a custody agreement with the Company, the Custodian holds the Fund's securities and keeps all necessary accounts and

records.  For its custody services, the Custodian receives a monthly fee based on the market value of the Fund's assets held in custody and receives certain securities transactions charges.

## HOW TO BUY SHARES

General.  Class A shares, Class C shares, and Class T shares may be purchased only by clients of Service Agents, including the Distributor.  Subsequent purchases may be sent directly to the Transfer Agent or your Service Agent.  You will be charged a fee if an investment check is returned unpayable.  No certificates are issued for fractional shares.

As of June 1, 2006 (the "Effective Date"), Class B shares of the Fund are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Dreyfus or by Founders Asset Management LLC ("Founders"), an indirect subsidiary of Dreyfus, or shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. held in an Exchange Account (as defined under "Shareholder Services--Fund Exchanges") as a result of a previous exchange of Class B shares.  No new or subsequent investments, including thorough automatic investment plans, are allowed in Class B shares of the Fund, except through dividend reinvestment or permitted exchanges.  If you hold Class B shares and make a subsequent investment in Fund shares, unless you specify the Class of shares you wish to purchase, such subsequent investment will be made in Class A shares and will be subject to any applicable sales load.  For Class B shares outstanding on the Effective Date and Class B shares acquired upon reinvestment of dividends, all Class B share attributes, including associated CDSC schedules, conversion to Class A features and Distribution Plan and Shareholder Services Plan fees, will continue in effect.

The Fund offers Class I shares only to (i) bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of their customers having a qualified trust or investment account or relationship at such institution, or to customers who have received and hold Class I shares of the Fund distributed to them by virtue of such an account or relationship, and (ii) institutional investors acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity for Retirement Plans and SEP-IRAs.  Class I shares may be purchased for a Retirement Plan or SEP-IRA only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such Retirement Plan or SEP-IRA. Institutions effecting transactions in Class I shares for the accounts of their clients may charge their clients direct fees in connection with such transactions.

The Company reserves the right to reject any purchase order. The Fund will not establish an account for a "foreign financial institution," as that term is defined in Department of the Treasury rules implementing section 312 of the USA PATRIOT Act of 2001. Foreign financial institutions include: foreign banks (including foreign branches of U.S. depository institutions); foreign offices of U.S. securities broker-dealers, futures commission merchants, and mutual funds; non-U.S. entities that, if they were located in the United States, would be securities broker-dealers, futures commission merchants or mutual funds; and non-U.S. entities engaged in the business of a currency dealer or exchanger or a money transmitter.

When purchasing shares of the Fund, you must specify which Class is being purchased. Your Service Agent can help you choose the share class that is appropriate for your investment. The decision as to which Class of shares is most beneficial to you depends on a number of factors, including the amount and the intended length of your investment in the Fund. Please refer to the Fund's Prospectus for a further discussion of those factors.

In many cases, neither the Distributor nor the Transfer Agent will have the information necessary to determine whether a quantity discount or reduced sales charge is applicable to a purchase. You or your Service Agent must notify the Distributor whenever a quantity discount or reduced sales charge is applicable to a purchase and must provide the Distributor with sufficient information at the time of purchase to verify that each purchase qualifies for the privilege or discount.

Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in the Fund's Prospectus and this Statement of Additional Information, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. As discussed under "Management Arrangements-Distributor," Service Agents may receive revenue sharing payments from the Manager or the Distributor. The receipt of such payments could create an incentive for a Service Agent to recommend or sell shares of the Fund instead of other mutual funds where such payments are not received. Please contact your Service Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to the Fund.

For Class A, C, I, and T shares of the Fund, the minimum initial investment is $1,000. Subsequent investments must be at least $100. However, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education Savings Accounts, with no minimum for subsequent purchases. The initial investment must be accompanied by the Account Application. Fund shares are offered without regard to the minimum initial investment requirements to Board members of a fund advised by the Manager, including members of the Company's Board, who elect to have all or a portion of their compensation for servicing in that capacity automatically invested in the Fund. The Company reserves the right to offer its shares without regard to minimum purchase requirements to government sponsored programs or to employees participating in certain Retirement Plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Company. Fund shares are offered without regard to the minimum subsequent investment requirements to shareholders purchasing Fund shares through wrap fee accounts or other fee based programs. The Company reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

The minimum initial investment through an exchange for Class B shares of the Fund is $1,000. Subsequent exchanges for Class B shares of the Fund must be at least $500.

The Internal Revenue Code of 1986, as amended (the "Code"), imposes various limitations on the amount that may be contributed to certain Retirement Plans or government-sponsored programs. These limitations apply with respect to participants at the plan level and, therefore, do not directly affect the amount that may be invested in the Fund by a Retirement Plan or other government-sponsored programs. Participants and plan sponsors should consult their tax advisers for details.

Class A, C, I, and T shares of the Fund also may be purchased through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege and Dreyfus Payroll Savings Plan described under "Shareholder Services." These services enable you to make regularly scheduled

investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Fund shares are sold on a continuous basis. Net asset value per share is determined as of the close of trading on the floor of the New York Stock Exchange (currently 4:00 p.m., Eastern time), on each day the New York Stock Exchange is open for regular business. For purposes of determining net asset value, certain options contracts may be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange. Net asset value per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. For information regarding the methods employed in valuing the Fund's investments, see "Determination of Net Asset Value."

If an order is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund by the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time) on a business day, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on the next business day, except where shares are purchased through a dealer as provided below.

Orders for the purchase of Fund shares received by dealers by the close of trading on the floor of the New York Stock Exchange on any business day and transmitted to the Distributor or its designee by the close of its business day (currently 5:15 p.m., Eastern time) will be based on the public offering price per share determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the orders will be based on the next determined public offering price. It is the dealer's responsibility to transmit orders so that they will be received by the Distributor or its designee before the close of its business day. For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Fund shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be canceled and the institution could be held liable for resulting fees and/or losses.

Class A Shares. The public offering price for Class A shares of the Fund is the net asset value per share of that Class plus, except for shareholders beneficially owning Class A shares of the Fund on November 25, 2003, a sales load as shown below:

| | Total Sales Load* – Class A | | |
| Amount of Transaction | As a % of offering price per share | As a % of net asset value per share | Dealers' reallowance as a % of offering price |
|---|---|---|---|
| Less than $50,000 ................................... | 5.75 | 6.10 | 5.00 |
| $50,000 to less than $100,000 ................ | 4.50 | 4.70 | 3.75 |
| $100,000 to less than $250,000 .............. | 3.50 | 3.60 | 2.75 |

| | | | |
|---|---|---|---|
| $250,000 to less than $500,000 .............. | 2.50 | 2.60 | 2.25 |
| $500,000 to less than $1,000,000 ........... | 2.00 | 2.00 | 1.75 |
| $1,000,000 or more................................ | -0- | -0- | -0- |

*Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

For shareholders who beneficially owned shares of the Fund on November 25, 2003, the public offering price for Class A shares of the Fund is the net asset value per share of that Class. In addition, shareholders of Dreyfus Aggressive Growth Fund or Dreyfus Premier Aggressive Growth Fund who received Fund Class A shares as a result of the merger of each such fund into the Fund on March 28, 2003, may not have to pay a sales load or may qualify for a reduced sales load to purchase additional Class A shares of the Fund. Specifically, for such shareholders of Dreyfus Aggressive Growth Fund the public offering price for Class A shares of the Fund is the net asset value per share of that class for as long as the shareholder's account is open. For such shareholders of Dreyfus Premier Aggressive Growth Fund who beneficially owned shares of such fund on December 31, 1995, the public offering price for Class A shares of the Fund for as long as the shareholder's account is open is the net asset value per share of Class A plus a sales load as shown below:

| | Total Sales Load*– Class A | | |
|---|---|---|---|
| Amount of Transaction | As a % of offering price per share | As a % of net asset value per share | Dealers' reallowance as a % of offering price |
| Less than $100,000 ................................. | 3.00 | 3.10 | 2.75 |
| $100,000 to less than $250,000 .............. | 2.75 | 2.80 | 2.50 |
| $250,000 to less than $500,000 .............. | 2.25 | 2.30 | 2.00 |
| $500,000 to less than $1,000,000 ........... | 2.00 | 2.00 | 1.75 |
| $1,000,000 or more................................ | -0- | -0- | -0- |

*Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

Class A shares purchased without an initial sales charge as part of an investment of $1,000,000 or more will be assessed at the time of redemption a 1% CDSC if redeemed within one year of purchase. The Distributor may pay Service Agents an up-front commission of up to 1% of the net asset value of Class A shares purchased by their clients as part of a $1,000,000 or more investment in Class A shares that are subject to a CDSC. See "Management Arrangements-- Distributor."

Set forth below is an example of the method of computing the offering price of Class A shares of the Fund. The example assumes a purchase of Class A shares aggregating less than $50,000 subject to the schedule of sales charges set forth above at a price based upon the net asset value of the Fund's Class A shares on December 31, 2007:

|  | Class A |
|---|---|
| Net Asset Value per Share .............................. | $38.24 |

Per Share Sales Charge - 5.75%*

of offering price (6.10% of
net asset value per share) ............................. $ 2.33

Per Share Offering Price to
the Public ...................................................... $40.57

\* Class A shares of the Fund purchased by shareholders beneficially owning shares on November 25, 2003 and by certain other shareholders are not subject to a sales load or are subject to different change as described above.

Class T Shares.  The public offering price for Class T shares is the net asset value per share of that Class plus a sales load as shown below:

| | Total Sales Load\*– Class T | | Dealers' reallowance as a % of offering price |
| Amount of Transaction | As a % of offering price per share | As a % of net asset value per share | |
| --- | --- | --- | --- |
| Less than $50,000 ....................................... | 4.50 | 4.70 | 4.00 |
| $50,000 to less than $100,000 .................... | 4.00 | 4.20 | 3.50 |
| $100,000 to less than $250,000 .................. | 3.00 | 3.10 | 2.50 |
| $250,000 to less than $500,000 .................. | 2.00 | 2.00 | 1.75 |
| $500,000 to less than $1,000,000 ............... | 1.50 | 1.50 | 1.25 |
| $1,000,000 or more.................................... | -0- | -0- | -0- |

\*Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

Class T shares purchased without an initial sales charge as part of an investment of at least $1,000,000 will be assessed at the time of redemption a 1% CDSC if redeemed within one year of purchase.  The Distributor may pay Service Agents an amount up to 1% of the net asset value of Class T shares purchased by their clients that are subject to a CDSC.  See "Management Arrangements--Distributor."  Because the expenses associated with Class A shares will be lower than those associated with Class T shares, purchasers investing $1,000,000 or more in the Fund (assuming ineligibility to purchase Class I shares) generally will find it beneficial to purchase Class A shares rather than Class T shares.

Set forth below is an example of the method of computing the offering price of Class T shares of the Fund.  The example assumes a purchase of Class T shares aggregating less than $50,000 subject to the schedule of sales charges set forth above at a price based upon the net asset value of the Fund's Class T shares on December 31, 2007:

| | Class T |
| --- | --- |
| Net Asset Value per Share .............................. | $37.75 |
| Per Share Sales Charge - 4.50% of offering price (4.70% of net asset value per share) ……………… | $ 1.77 |

Per Share Offering Price to
   the Public ......................................................           <u>$39.52</u>

     <u>Sales Loads – Class A and Class T</u>.  The scale of sales loads applies to purchases of Class A and Class T shares made by any "purchaser," which term includes an individual and/or spouse purchasing securities for his, her or their own account or for the account of any minor children, or a trustee or other fiduciary purchasing securities for a single trust estate or a single fiduciary account (including a pension, profit-sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Code) although more than one beneficiary is involved; or a group of accounts established by or on behalf of the employees of an employer or affiliated employers pursuant to an employee benefit plan or other program (including accounts established pursuant to Sections 403(b), 408(k), and 457 of the Code); or an organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company and provided that the purchases are made through a central administration or a single dealer, or by other means which result in economy of sales effort or expense.

     <u>Dealer Reallowance – Class A and Class T</u>.  The dealer reallowance provided with respect to Class A and Class T shares may be changed from time to time but will remain the same for all dealers.

     <u>Class A or Class T Shares offered at Net Asset Value</u>. Full-time employees of FINRA member firms and full-time employees of other financial institutions which have entered into an agreement with the Distributor pertaining to the sale of Fund shares (or which otherwise have a brokerage related or clearing arrangement with a FINRA member firm or financial institution with respect to the sale of such shares) may purchase Class A shares for themselves directly or pursuant to an employee benefit plan or other program, or for their spouses or minor children, at net asset value without a sales load, provided they have furnished the Distributor with such information as it may request from time to time in order to verify eligibility for this privilege.  This privilege also applies to full-time employees of financial institutions affiliated with FINRA member firms whose full-time employees are eligible to purchase Class A shares at net asset value.  In addition, Class A shares are offered at net asset value to full-time or part-time employees of the Manager or its affiliates, including members of the Company's Board, or the spouse or minor child of any of the foregoing.

     Class A shares may be purchased at net asset value without a sales load through certain broker-dealers and other financial institutions which have entered into an agreement with the Distributor, which includes a requirement that such shares be sold for the benefit of clients participating in a "wrap account" or a similar program under which such clients pay a fee to such broker-dealer or other financial institution.

     Class A shares also may be purchased at net asset value without a sales load, subject to appropriate documentation, by (i) qualified separate accounts maintained by an insurance company pursuant to the laws of any State or territory of the United States, (ii) a State, county or city or instrumentality thereof, (iii) a charitable organization (as defined in Section 501(c)(3) of the Code) investing $50,000 or more in Fund shares, and (iv) a charitable remainder trust (as defined in Section 501(c)(3) of the Code).

Class A shares may be purchased at net asset value without a sales load by qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the Fund, or a Founders-managed fund since on or before February 28, 2006.

Class A shares may be purchased at net asset value without a sales load with cash proceeds from an investor's exercise of employment-related stock options, whether invested in the Fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed though an entity that has entering an agreement with the Distributor specifically relating to processing stock options.  Upon establishing the account in the Fund or Dreyfus-managed money market fund, the investor and the investor's spouse or minor children become eligible to purchase Class A shares of the Fund at net asset value, whether or not using the proceeds of the employment-related stock options.

Class A shares may be purchased at net asset value without a sales load by members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

Class A shares of the Fund may be purchased at net asset value without a sales load by accountholders under the "ACS/Mellon HSA Solution", an integrated health savings account solution.  Health Savings Accounts are flexible accounts that provide employers and/or employees covered under qualified high deductible health plans the ability to make contributions to special savings accounts generally without federal or state tax consequences.

Class A and Class T shares are offered at net asset value without a sales load to employees participating in Retirement Plans.  Class A and Class T shares also may be purchased (including by exchange) at net asset value without a sales load for Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from a Retirement Plan or a Dreyfus-sponsored 403(b)(7) plan, provided, that in case of a Retirement Plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers.  Upon establishing the Rollover Account in the Fund, the shareholder becomes eligible to make subsequent purchases of Class A or Class T shares of the Fund at net asset value in such account.

Right of Accumulation -- Class A and Class T Shares.  Reduced sales loads apply to any purchase of Class A and Class T shares, by you and any related "purchaser" as defined above, where the aggregate investment, including such purchase, is $50,000 or more.  If, for example, you previously purchased and still hold shares of the Fund, or shares of certain other funds advised by the Manager or Founders, an indirect subsidiary of the Manager, or shares of certain Mellon Institutional Funds, that are subject to a front-end sales load or a CDSC or shares acquired by a previous exchange of such shares (hereinafter referred to as "Eligible Funds"), or combination thereof, with an aggregate current market value of $40,000 and subsequently purchase Class A or Class T shares of the Fund having a current value of $20,000, the sales load applicable to the subsequent purchase would be reduced to 4.5% of the offering price in the case of Class A shares, or 4.0% of the offering price in the case of Class T shares.  All present holdings of Eligible Funds may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase.

To qualify for reduced sales loads, at the time of purchase you or your Service Agent must notify the Distributor if orders are made by wire, or the Transfer Agent if orders are made by mail. The reduced sales load is subject to confirmation of your holdings through a check of appropriate records.

Class B Shares. Class B shares of the Fund are offered only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds. The public offering price for such Class B shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of dividend reinvestment or exchange. A CDSC is imposed on certain redemptions of Class B shares as described in the Fund's Prospectus and in this Statement of Additional Information under "How to Redeem Shares--Contingent Deferred Sales Charge--Class B Shares."

Approximately six years after the date of purchase, Class B shares automatically will convert to Class A shares, based on the relative net asset values for shares of each such Class. Class B shares of the Fund that have been acquired through the reinvestment of Fund dividends and distributions will be converted on a pro rata basis together with other Class B shares, in the proportion that a shareholder's Class B shares converting to Class A shares bears to the total Class B shares not acquired through the reinvestment of dividends and distributions.

Class C Shares. The public offering price for Class C shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on redemptions of Class C shares made within the first year of purchase. See "Class B Shares" above and "How to Redeem Shares—Contingent Deferred Sales Charge—Class C Shares."

Class I Shares. The public offering for Class I shares is the net asset value per share of that Class.

Dreyfus TeleTransfer Privilege. You may purchase Fund shares by telephone or online if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House ("ACH") member may be so designated.

Dreyfus TeleTransfer purchase orders may be made at any time. If purchase orders are received by 4:00 p.m., Eastern time, on any day that the Transfer Agent and the New York Stock Exchange are open for regular business, Fund shares will be purchased at the public offering price determined on that day. If purchase orders are made after 4:00 p.m., Eastern time, on any day the Transfer Agent and the New York Stock Exchange are open for regular business, or made on Saturday, Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for business), Fund shares will be purchased at the public offering price determined on the next business day following such purchase order. To qualify to use the Dreyfus TeleTransfer Privilege, the initial payment for purchase of shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed. See "How to Redeem Shares--Dreyfus TeleTransfer Privilege."

Reopening an Account.  You may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year in which the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.

DISTRIBUTION PLAN AND SHAREHOLDER SERVICES PLAN

Class B, Class C, and Class T shares are subject to a Distribution Plan and Class A, Class B, Class C, and Class T shares are subject to a Shareholder Services Plan.

Distribution Plan.  Rule 12b-1 (the "Rule") adopted by the SEC under the 1940 Act provides, among other things, that an investment company may bear expenses of distributing its shares only pursuant to a plan adopted in accordance with the Rule.  The Company's Board has adopted such a plan (the "Distribution Plan") with respect to its Class B, Class C, and Class T shares of the Fund, pursuant to which the Fund pays the Distributor for distributing each such Class of shares a fee at the annual rate of 0.75% of the value of the average daily net assets of Class B and Class C shares, and 0.25% of the value of the average daily net assets of Class T shares.  The Distributor may pay one or more Service Agents in respect of advertising, marketing and other distribution services and determines the amounts, if any, to be paid to Service Agents and the basis on which such payments are made.  The Company's Board believes that there is a reasonable likelihood that the Distribution Plan will benefit the Fund and holders of its Class B, Class C, and Class T shares.

A quarterly report of the amounts expended under the Distribution Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review.  In addition, the Distribution Plan provides that it may not be amended to increase materially the costs which holders of the Fund's Class B, Class C, or Class T shares may bear pursuant to the Distribution Plan without the approval of the holders of such shares and that other material amendments of the Distribution Plan must be approved by the Company's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements entered into in connection with the Distribution Plan, by vote cast in person at a meeting called for the purpose of considering such amendments.  The Distribution Plan is subject to annual approval by such vote cast in person at a meeting called for the purpose of voting on the Distribution Plan.  As to the relevant Class of shares, the Distribution Plan may be terminated at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements entered into in connection with the Distribution Plan or by vote of the holders of a majority of such Class of shares.

For the fiscal year ended December 31, 2007, the Fund paid $162,118, $202,931 and $52,343 with respect to its Class B, Class C and Class T shares, respectively, to the Distributor pursuant to the Distribution Plan.

Shareholder Services Plan.  The Company has adopted a Shareholder Services Plan pursuant to which the Fund pays the Distributor for the provision of certain services to the holders of the Fund's Class A, Class B, Class C, and Class T shares a fee at the annual rate of 0.25% of the value of the average daily net assets of each such Class.  The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries

regarding the Fund and providing reports and other information, and services related to the maintenance of such shareholder accounts.  Under the Shareholder Services Plan, the Distributor may make payments to Service Agents in respect of these services.

A quarterly report of the amounts expended under the Shareholder Services Plan, and the purposes for which such expenditures were incurred, must be made to the Company's Board members for their review.  In addition, the Shareholder Services Plan provides that material amendments must be approved by the Company's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments.  The Shareholder Services Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan.  The Shareholder Services Plan is terminable at any time by vote of a majority of the Board members who are not "interested persons" and who have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan.

For the fiscal year ended December 31, 2007, the Fund paid $2,942,897, $54,039, $67,644 and $52,343 with respect to Class A, Class B, Class C and Class T shares, respectively, to the Distributor pursuant to the Shareholder Services Plan.

HOW TO REDEEM SHARES

General.  The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the SEC.  However, if you have purchased Fund shares by check, by Dreyfus TeleTransfer Privilege or through Dreyfus Automatic Asset Builder® and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay sending the redemption proceeds for a up to eight business days after the purchase of such shares.  In addition, the Fund will reject requests to redeem shares by wire, or telephone, online or pursuant to the Dreyfus TeleTransfer Privilege for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the Dreyfus Automatic Asset Builder order against which such redemption is requested.  These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request.  Fund shares may not be redeemed until the Transfer Agent has received your Account Application.

If you hold shares of more than one Class of Fund shares, any request for redemption must specify the Class of shares being redeemed.  If you fail to specify the Class of shares to be redeemed or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Service Agent.

Contingent Deferred Sales Charge--Class B Shares.  A CDSC payable to the Distributor is imposed on any redemption of Class B shares which reduces the current net asset value of your Class B shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Class B shares of the Fund held by you at the time of redemption.  No CDSC will be imposed to the extent that the net asset value of the Class B shares redeemed does not exceed (i)

the current net asset value of Class B shares of the Fund acquired through reinvestment of Fund dividends or capital gain distributions, plus (ii) increases in the net asset value of your Class B shares above the dollar amount of all your payments for the purchase of Class B shares held by you at the time of redemption.

If the aggregate value of Class B shares redeemed has declined below their original cost as a result of the Fund's performance, a CDSC may be applied to the then-current net asset value rather than the purchase price.

In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

The following table sets forth the rates of the CDSC and the conversion to Class A schedule for Class B shares, except for certain Class B shares issued in exchange for shares originally issued by the Acquired Fund:

| Year Since Purchase Payment Was Made | CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less) |
|---|---|
| First | 4.00 |
| Second | 4.00 |
| Third | 3.00 |
| Fourth | 3.00 |
| Fifth | 2.00 |
| Sixth | 1.00* |

* These Class B shares will automatically convert into Class A shares approximately six years after the date of purchase.

The following table sets forth the rates of the CDSC payable to the Acquired Fund's former distributor and the conversion to Class A schedule for Class B shares of the Fund issued in exchange for Class B shares originally issued by the Acquired Fund before December 1, 2003:

| Year Since Purchase Payment Was Made | CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less) |
|---|---|
| First | 5.00 |
| Second | 4.00 |
| Third | 3.00 |
| Fourth | 3.00 |
| Fifth | 2.00 |
| Sixth | 1.00 |
| Seventh | 0.00 |
| Eighth | 0.00** |

** These Class B shares will automatically convert into Class A shares a the end of the calendar quarter that is eight years after the initial purchase of the Class B shares of the Acquired Fund (applies to such Class B shares originally issued by the Acquired Fund before December 1, 2003).

In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing Class B shares of the Fund acquired pursuant to the reinvestment of Fund dividends and distributions; then of amounts representing the increase in net asset value of Class B shares above the total amount of payments for the purchase of Class B shares made during the preceding six year (or eight years for certain shares issued in exchange for shares originally issued by the Acquired Fund); and finally, of amounts representing the cost of shares held for the longest period.

For example, assume an investor purchased 100 shares of the Fund at $10 per share for a cost of $1,000. Subsequently, the shareholder acquired five additional shares through the reinvestment of Fund dividends. During the second year after the purchase the investor decided to redeem $500 of the investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represents appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (the applicable rate in the second year after purchase) for a total CDSC of $9.60.

Contingent Deferred Sales Charge--Class C Shares. A CDSC of 1% payable to the Distributor is imposed on any redemption of Class C shares within one year of the date of purchase. The basis for calculating the payment of any such CDSC will be the method used in calculating the CDSC for Class B shares. See "Contingent Deferred Sales Charge--Class B Shares" above.

Waiver of CDSC. The CDSC may be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in Retirement Plans, (c) redemptions as a result of a combination of any investment company with the Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70½ in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code, and (e) redemptions pursuant to the Automatic Withdrawal Plan, as described below. If the Fund's Board determines to discontinue the waiver of the CDSC, the disclosure herein will be revised appropriately. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the Fund's Prospectus or this Statement of Additional Information at the time of the purchase of such shares.

To qualify for a waiver of the CDSC, at the time of redemption you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

Redemption Through a Selected Dealer. If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time), the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of trading on the floor of the New York Stock Exchange, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a

request so that it is received in a timely manner.  The proceeds of the redemption are credited to your account with the Selected Dealer.  See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of shares held by shareholders. Repurchase orders received by dealers by the close of trading on the floor of the New York Stock Exchange on any business day and transmitted to the Distributor or its designee prior to the close of its business day (usually 5:15 p.m., Eastern time) are effected at the price determined as of the close of trading on the floor of the New York Stock Exchange on that day.  Otherwise, the shares will be redeemed at the next determined net asset value.  It is the responsibility of the Selected Dealer to transmit orders on a timely basis.  The Selected Dealer may charge the shareholder a fee for executing the order.  This repurchase arrangement is discretionary and may be withdrawn at any time.

Reinvestment Privilege.  Upon written request, you may reinvest up to the number of Class A or Class T shares you have redeemed, within 45 days of redemption, at the then-prevailing net asset value without a sales load, or reinstate your account for the purpose of exercising Fund Exchanges.  Upon reinstatement, if such shares were subject to a CDSC, your account will be credited with an amount equal to the CDSC previously paid upon redemption of the shares reinvested.  The Reinvestment Privilege may be exercised only once.

Wire Redemption Privilege.  By using this Privilege, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you, or a representative of your Service Agent acting on your behalf, and reasonably believed by the Transfer Agent to be genuine.  Ordinarily, the Fund will initiate payment for shares redeemed pursuant to the Privilege on the next business day after receipt by the Transfer Agent of a redemption request in proper form.  Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account specified by you on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System.  Fees ordinarily are imposed by such bank and borne by the investor.  Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to the investor's bank account.

To change the commercial bank or account designated to receive redemption proceeds, a written request must be sent to the Transfer Agent.  This request must be signed by each shareholder, with each signature guaranteed as described below under "Stock Certificates; Signatures."

Dreyfus TeleTransfer Privilege.  You may request by telephone or online that redemption proceeds be transferred between your Fund account and your bank account.  Only a bank account maintained in a domestic financial institution which is an ACH member may be designated.  You should be aware that if you have selected the Dreyfus TeleTransfer Privilege, any request for a Dreyfus TeleTransfer transaction will be effected through the ACH system unless more prompt transmittal specifically is requested.  Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request.  Shares held in an IRA or Education Savings Account may not be redeemed through the Dreyfus TeleTransfer Privilege. See "How to Buy Shares--Dreyfus TeleTransfer Privilege."

Stock Certificates; Signatures.  Any certificates representing Fund shares to be redeemed must be submitted with the redemption request.  A fee may be imposed to replace lost or stolen certificates, or certificates that were never received.  Written redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed.  Signatures on endorsed certificates submitted for redemption also must be guaranteed.  The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program.  Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature.  The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification.  For more information with respect to signature-guarantees, please call one of the telephone numbers listed on the cover.

Redemption Commitment.  The Fund has committed itself to pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the SEC.  In the case of requests for redemption in excess of such amount, the Company's Board reserves the right to make payments in whole or part in securities or other assets of the Fund in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders.  In such event, the securities would be valued in the same manner as the Fund's portfolio is valued.  If the recipient sold such securities, brokerage charges would be incurred.

Suspension of Redemptions.  The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the SEC so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the SEC by order may permit to protect the Fund's shareholders.

SHAREHOLDER SERVICES

Fund Exchanges.  You may purchase, in exchange for shares of the Fund, shares of the same class of another Fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, shares of the same Class of certain Mellon Institutional Funds, or shares of certain other funds in the Dreyfus Family of Funds, and, with respect to Class T shares, Class A shares of certain Dreyfus Premier fixed income funds, to the extent such shares are offered for sale in your state of residence.  Shares of other funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

A. Exchanges for shares of funds offered without a sales load will be made without a sales load.

B. Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C. Shares of funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D. Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load and additional shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for Class A shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchases Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference may be deducted.

E. Shares of funds subject to a CDSC that are exchanged for shares of another fund will be subject to the higher applicable CDSC of the two funds, and for purposes of calculating CDSC rates and conversion periods, if any, will be deemed to have been held since the date the shares being exchanged were initially purchased.

To accomplish an exchange under item D above, you or your Service Agent acting on your behalf must notify the Transfer Agent of your prior ownership of fund shares and your account number.

As of the Effective Date, you also may exchange your Class B shares for Class B shares of General Money Market Fund, Inc. (the "General Fund"), a money market fund advised by the Manager. The shares so purchased will be held in a special account created solely for this purpose ("Exchange Account"). Exchanges of shares from an Exchange Account only can be made into Class B shares of funds in the Dreyfus Premier Family of Funds or certain funds advised by Founders. No CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable fund account. Upon redemption, the applicable CDSC will be calculated taking into account the time such shares were held in the General Fund's Exchange Account. In addition, the time Class B shares are held in the General Fund's Exchange Account will be taken into account for purposes of calculating when such shares convert to Class A shares. If your Class B shares are held in the General Fund's Exchange Account at the time such shares are scheduled to convert to Class A shares, you will receive Class A shares of the General Fund. Prior to the Effective Date, shareholders were permitted to exchange their Class B shares for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. ("Worldwide Dollar Fund"), and such shares were held in an Exchange Account. Shareholders who held shares of Worldwide Dollar Fund in an Exchange Account on the Effective Date may continue to hold those shares and upon redemption from Exchange Account or other applicable fund account, the applicable CDSC and conversion to Class A schedule will be calculated, except for Fund shares issued in exchange for shares originally issued by the Acquired Fund, without regard to the time such shares were held in Worldwide Dollar Fund's Exchange Account; for Fund shares issued in exchange for shares originally issued by the Acquired Fund, the applicable CDSC and conversion to Class A schedule will be calculated taking into account the time such shares were held in the Worldwide Dollar Fund's Exchange Account. Exchanges of shares from an Exchange Account in Worldwide Dollar

Fund only can be made into Class B shares of funds in the Dreyfus Premier Family of Funds, certain funds advised by Founders and the General Fund. See "How to Redeem Shares." Redemption proceeds for Exchange Account shares are paid by Federal wire or check only. Exchange Account shares also are eligible for the Dreyfus Auto-Exchange Privilege and the Automatic Withdrawal Plan, as described below.

To request an exchange, you or your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing, by telephone or online. The ability to issue exchange instructions by telephone or online is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege. By using this privilege, you authorize the Transfer Agent to act on telephonic and online instructions (including over the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you, and reasonably believed by the Transfer Agent to be genuine. Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted. Shares issued in certificate form may not be exchanged by telephone or online. No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the SEC.

To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made.

Exchanges of Class I shares held by a Retirement Plan may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund.

During times of drastic economic or market conditions, the Fund may suspend Fund Exchanges temporarily without notice and treat exchange requests based on their separate components--redemption orders with a simultaneous request to purchase the other fund's shares. In such a case, the redemption request would be processed at the Fund's next determined net asset value but the purchase order would be effective only at the net asset value next determined after the fund being purchased receives the proceeds of the redemption, which may result in the purchase being delayed.

Dreyfus Auto-Exchange Privilege. Dreyfus Auto-Exchange Privilege permits you to purchase, in exchange for shares of the Fund, shares of the same Class of another Fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, shares of the same Class of certain Mellon Institutional Funds, or shares of certain other funds in the Dreyfus Family of Funds, and, with respect to Class T shares, Class A shares of certain Dreyfus Premier fixed income funds, of which you are a shareholder (including, for Class B shares of the Fund, Class B shares of the General Fund held in an Exchange Account). This Privilege is available only for existing accounts. With respect to Class I shares held by a Retirement Plan, exchanges may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by the investor. You will be notified if your account falls below the amount

designated to be exchanged under this Privilege.  In this case, your account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction.  Shares held under IRA and other retirement plans are eligible for this Privilege.  Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts.  With respect to all other retirement accounts, exchanges may be made only among those accounts.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-554-4611, or visiting www.dreyfus.com.  The Fund reserves the right to reject any exchange request in whole or in part. Shares may be exchanged only between accounts having certain identical identifying designations.

The Fund Exchanges service or the Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Dreyfus-Automatic Asset Builder®.  Dreyfus-Automatic Asset Builder permits you to purchase Class A, C, I or T shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you.  Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Government Direct Deposit Privilege.  Dreyfus Government Direct Deposit Privilege enables you to purchase Class A, C, I or T shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the U.S. Government automatically deposited into your fund account.

Dreyfus Payroll Savings Plan.  Dreyfus Payroll Savings Plan permits you to purchase Class A, C, I or T shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the ACH system at each pay period.  To establish a Dreyfus Payroll Savings Plan account, you must file an authorization form with your employer's payroll department.  It is the sole responsibility of your employer to arrange for transactions under the Dreyfus Payroll Savings Plan.

Dreyfus Dividend Options.  Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from Class A, C, I or T shares in shares of another fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders shares of the same Class of certain Mellon Institutional Funds, or shares of certain other funds in the Dreyfus Family of Funds, and, with respect to Class T shares, Class A shares of certain Dreyfus Premier fixed income funds, of which you are a shareholder. Shares of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

A. Dividends and distributions paid by a fund may be invested without a sales load in shares of other funds that are offered without a sales load.

B. Dividends and distributions paid by a fund that does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C. Dividends and distributions paid by a fund that charges a sales load may be invested in shares of the funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept (without giving effect to any reduced loads), the difference may be deducted.

D. Dividends and distributions paid by a fund may be invested in shares of other funds that impose a CDSC and the applicable CDSC, if any, will be imposed upon redemption of such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from the Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

Automatic Withdrawal Plan. The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, your shares will be reduced and eventually may be depleted. The Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling 1-800-554-4611. The Automatic Withdrawal may be terminated at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

No CDSC with respect to Class B (including Class B shares held in an exchange account) or Class C shares will be imposed on withdrawals made under the Automatic Withdrawal Plan, provided that any amount withdrawn under the plan does not exceed on an annual basis 12% of the greater of (1) the account value at the time of the first withdrawal under the Automatic Withdrawal Plan, or (2) the account value at the time of the subsequent withdrawal. Withdrawals with respect to Class B or Class C shares under the Automatic Withdrawal Plan that exceed such amounts will be subject to a CDSC. Withdrawals of Class A and Class T shares subject to a CDSC under the Automatic Withdrawal Plan will be subject to any applicable CDSC. Purchases of additional Class A or Class T shares where the sales load is imposed concurrently with withdrawals of Class A or Class T shares generally are undesirable.

Certain Retirement Plans, including Dreyfus-sponsored retirement plans, may permit certain participants to establish an automatic withdrawal plan from such Retirement Plans. Participants should consult their Retirement Plan sponsor and tax adviser for details. Such a withdrawal plan is different than the Automatic Withdrawal Plan.

Letter of Intent--Class A and Class T Shares. By signing a Letter of Intent form you become eligible for the reduced sales load on purchases of Class A and Class T shares based on the total number of shares of Eligible Funds (as defined under "Right of Accumulation" above) purchased by you and any related "purchaser" (as defined above) in a 13-month period pursuant to the terms and conditions set forth in the Letter of Intent. Shares of any Eligible Fund purchased within 90 days prior to the submission of the Letter of Intent may be used to equal or

exceed the amount specified in the Letter of Intent. A minimum initial purchase of $5,000 is required. You can obtain a Letter of Intent form by calling 1-800-554-4611.

Each purchase you make during the 13-month period (which begins on the date you submit the Letter of Intent) will be at the public offering price applicable to a single transaction of the aggregate dollar amount you select in the Letter of Intent. The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent, which may be used for payment of a higher sales load if you do not purchase the full amount indicated in the Letter of Intent. When you fulfill the terms of the Letter of Intent by purchasing the specified amount the escrowed amount will be released and additional shares representing such amount credited to your account. If your purchases meet the total minimum investment amount specified in the Letter of Intent within the 13-month period, an adjustment will be made at the conclusion of the 13-month period to reflect any reduced sales load applicable to shares purchased during the 90-day period prior to submission of the Letter of Intent. If your purchases qualify for a further sales load reduction, the sales load will be adjusted to reflect your total purchase at the end of 13 months. If total purchases are less than the amount specified, the offering price of the shares you purchased (including shares representing the escrowed amount) during the 13-month period will be adjusted to reflect the sales load applicable to the aggregate purchases you actually made (which will reduce the number of shares in your account), unless you have redeemed the shares in tour account, in which case the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Class A or Class T shares of the Fund held in escrow to realize the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made and any remaining shares will be credited to your account. Signing a Letter of Intent does not bind you to purchase, or the Fund to sell, the full amount indicated at the sales load in effect at the time of signing, but you must complete the intended purchase to obtain the reduced sales load. At the time you purchase Class A or Class T shares, you must indicate your intention to do so under a Letter of Intent. Purchases pursuant to a Letter of Intent will be made at the then-current net asset value plus the applicable sales load in effect at the time such Letter of Intent was submitted.

Corporate Pension/Profit-Sharing and Personal Retirement Plans. The Fund makes available to corporations a variety of prototype pension and profit-sharing plans, including a 401(k) Salary Reduction Plan. In addition, the Fund makes available Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs, and rollover IRAs), Education Savings Accounts and 403(b)(7) Plans. Plan support services are also available.

If you wish to purchase Fund shares in conjunction with a Keogh Plan, a 403(b)(7) Plan, an Education Savings Account or an IRA, including a SEP-IRA, you may request from the Distributor forms for adoption of such plans.

The entity acting as custodian for Keogh Plans, 403(b)(7) Plans or IRAs may charge a fee, payment of which could require the liquidation of shares. All fees charged are described in the appropriate form.

Shares may be purchased in connection with these plans only by direct remittance to the entity acting as custodian. Purchases for these plans may not be made in advance of receipt of funds.

You should read the prototype retirement plan and the appropriate form of custodial agreement for further details as to eligibility, service fees and tax implications, and should consult a tax adviser.

## DETERMINATION OF NET ASSET VALUE

Valuation of Portfolio Securities. The Fund's investments are valued on the basis of market quotations or official closing prices. Portfolio securities, including covered call options written by the Fund, are valued at the last sale price on the securities exchange or national securities market on which such securities primarily are traded.  Securities listed on the Nasdaq National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price on that day, at the last sale price.  Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices.  Bid price is used when no asked price is available.  Short-term investments may be carried at amortized cost, which approximates value. Market quotations for foreign securities in foreign currencies are translated into U.S. dollars at the prevailing rates of exchange.  Expenses and fees, including the management fee and fees under the Distribution Plan and Shareholder Services Plan, as applicable, are accrued daily and taken into account for the purpose of determining the net asset value of Fund shares.  Because of the difference in operating expenses incurred by each Class, the per share net asset value of each Class will differ.

Restricted securities, as well as securities or other assets for which recent market quotations or official closing prices are not readily available, or are determined by the Fund not to accurately reflect fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market) but before the Fund calculates its NAV), or are not valued by a pricing service approved by the Company's Board, are valued at fair value as determined in good faith based on procedures approved by the Board. Fair value of investments may be determined by the Company's Board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading in similar securities of the issuer or comparable issuers. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The valuation of a security based on fair value procedures may differ from the security's most recent closing price, and from the prices used by the other mutual funds to calculate their net asset values. Foreign securities held by the Fund may trade on days that the Fund is not open for business, thus affecting the value of the Fund's assets on days when Fund investors have no access to the Fund. Restricted securities which are, or are convertible into, securities of the same class of other securities for which a public market exists usually will be valued at such market value less the same percentage discount at which the restricted securities were purchased.  The discount will be revised periodically by the board if the Board members believe that it no longer reflects the value of the restricted securities.  Restricted securities not of the same class as securities for which a public market exists usually will be valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Board.

New York Stock Exchange Closings.  The holidays (as observed) on which the New York Stock Exchange is closed currently are:  New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

DIVIDENDS, DISTRIBUTIONS AND TAXES

Management believes that the Fund qualified for treatment as a "regulated investment company" under the Code for the fiscal year ended December 31, 2007. The Fund intends to continue to so qualify as long as such qualification is in the best interests of its shareholders.  Such qualification relieves the Fund of any liability for Federal income tax to the extent the Fund's net investment income and net realized securities gains are distributed to shareholders in accordance with applicable provisions of the Code.  To qualify as a regulated investment company, the Fund must distribute at least 90% of its net income (consisting of net investment income and net short-term capital gain) to its shareholders and meet certain asset diversification and other requirements.  If the Fund does not qualify as a regulated investment company, it will be treated for tax purposes as an ordinary corporation subject to Federal income tax.  The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

If you elect to receive dividends and distributions in cash, and your dividend and distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividend or distribution and all future dividends and distributions payable to you in additional Fund shares at net asset value.  No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Any dividend or distribution paid shortly after your purchase may have the effect of reducing the aggregate net asset value of the shares below the cost of the investment. Such a dividend or distribution would be a return of capital in an economic sense, as described herein.  In addition, if a shareholder holds Fund shares for six months or less and has received a capital gain distribution with respect to such shares, any loss incurred on the sale of such shares will be treated as long-term capital loss to the extent of the capital gain distribution received.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gains or losses.  However, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments and certain forward contracts and options) may be treated as ordinary income or loss.  In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income. Finally, all or a portion of the gain realized from engaging in "conversion transactions" (generally including certain transactions designed to convert ordinary income into capital gains) may be treated as ordinary income.

Gain or loss, if any, realized by the Fund from certain forward contracts and options transactions ("Section 1256 contracts") will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss.  Gain or loss will arise upon exercise or lapse of Section 1256 contracts as well as from closing transactions.  In addition, any Section 1256 contracts or options remaining unexercised at the end of the Fund's taxable year will be treated as sold for its then fair market value, resulting in additional gain or loss to the Fund.

Offsetting positions held by the Fund involving certain foreign currency forward contracts or options with respect to actively traded personal property may constitute "straddles."  To the extent the straddle rules apply to positions established by the Fund, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting position.  In addition, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income.  Certain of the straddle positions held by the Fund may constitute "mixed straddles."  The Fund may make one or more elections with respect to the treatment of "mixed straddles," resulting in different tax consequences.  In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If the Fund either (1) holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interest ("appreciated financial position") and then enters into a short sale, forward, or offsetting notional principal contract (collectively, a "Contract") with respect to the same or substantially identical property or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund enters into the financial position or acquires the property, respectively.

Investment by the Fund in securities issued or acquired at a discount, or providing for deferred interest or for payment of interest in the form of additional obligations, could under special tax rules affect the amount, timing and character of distributions to shareholders by causing the Fund to recognize income prior to the receipt of cash payments.  For example, the Fund could be required each year to accrue a portion of the discount (or deemed discount) at which the securities were issued and to distribute such income in order to maintain its qualification as a regulated investment company.  In such case, the Fund may have to dispose of securities which it might otherwise have continued to hold in order to generate cash to satisfy the distribution requirements.

If the Fund invests in an entity that is classified as a "passive foreign investment company" ("PFIC") for federal income tax purposes, the operation of certain provisions of the Code applying to PFICs could result in the imposition of certain Federal income taxes on the Fund.  In addition, gain realized from the sale or other disposition of PFIC securities may be treated as ordinary income.

Federal regulations require that you provide a certified taxpayer identification number ("TIN") upon opening or reopening an account.  See the Account Application for further information concerning this requirement.  Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the Internal Revenue Service.

PORTFOLIO TRANSACTIONS

General.  The Manager assumes general supervision over the placement of securities purchase and sale orders on behalf of the funds it manages.  Funds managed by dual employees of the Manager and an affiliated entity, and funds that employ a sub-investment adviser, execute portfolio transactions through the trading desk of the affiliated entity or sub-investment adviser, as

applicable (the "Trading Desk"). Those funds use the research facilities, and are subject to the internal policies and procedures, of applicable affiliated entity or sub-investment adviser.

The Trading Desk generally has the authority to select brokers (for equity securities) or dealers (for fixed income securities) and the commission rates or spreads to be paid. Allocation of brokerage transactions is made in the best judgment of the Trading Desk and in a manner deemed fair and reasonable. In choosing brokers or dealers, the Trading Desk evaluates the ability of the broker or dealer to execute the transaction at the best combination of price and quality of execution.

In general, brokers or dealers involved in the execution of portfolio transactions on behalf of a fund are selected on the basis of their professional capability and the value and quality of their services. The Trading Desk attempts to obtain best execution for the funds by choosing brokers or dealers to execute transactions based on a variety of factors, which may include, but are not limited to, the following: (i) price; (ii) liquidity; (iii) the nature and character of the relevant market for the security to be purchased or sold; (iv) the quality and efficiency of the broker's or dealer's execution; (v) the broker's or dealer's willingness to commit capital; (vi) the reliability of the broker or dealer in trade settlement and clearance; (vii) the level of counter-party risk (*i.e.*, the broker's or dealer's financial condition); (viii) the commission rate or the spread; (ix) the value of research provided; (x) the availability of electronic trade entry and reporting links; and (xi) the size and type of order (*e.g.*, foreign or domestic security, large block, illiquid security). In selecting brokers or dealers no factor is necessarily determinative; however, at various times and for various reasons, certain factors will be more important than others in determining which broker or dealer to use. Seeking to obtain best execution for all trades takes precedence over all other considerations.

Investment decisions for one fund or account are made independently from those for other funds or accounts managed by the portfolio managers. Under the Trading Desk's procedures, portfolio managers and their corresponding Trading Desks may seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one fund or account. In some cases, this policy may adversely affect the price paid or received by a fund or an account, or the size of the position obtained or liquidated. As noted above, certain brokers or dealers may be selected because of their ability to handle special executions such as those involving large block trades or broad distributions, provided that the primary consideration of best execution is met. Generally, when trades are aggregated, each fund or account within the block will receive the same price and commission. However, random allocations of aggregate transactions may be made to minimize custodial transaction costs. In addition, at the close of the trading day, when reasonable and practicable, the completed securities of partially filled orders will generally be allocated to each participating fund and account in the proportion that each order bears to the total of all orders (subject to rounding to "round lot" amounts and other relevant factors).

Portfolio turnover may vary from year to year as well as within a year. In periods in which extraordinary market conditions prevail, the portfolio managers will not be deterred from changing a Fund's investment strategy as rapidly as needed, in which case higher turnover rates can be anticipated which would result in greater brokerage expenses. The overall reasonableness of brokerage commissions paid is evaluated by the Trading Desk based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Higher portfolio turnover rates usually generate additional brokerage

commissions and transaction costs, and any short-term gains realized from these transactions are taxable to shareholders as ordinary income.

To the extent that a fund invests in foreign securities, certain of such fund's transactions in those securities may not benefit from the negotiated commission rates available to funds for transactions in securities of domestic issuers. For funds that permit foreign exchange transactions, such transactions are made with banks or institutions in the interbank market at prices reflecting a mark-up or mark-down and/or commission.

The portfolio managers may deem it appropriate for one fund or account they manage to sell a security while another fund or account they manage is purchasing the same security. Under such circumstances, the portfolio managers may arrange to have the purchase and sale transactions effected directly between the funds and/or accounts ("cross transactions"). Cross transactions will be effected in accordance with procedures adopted pursuant to Rule 17a-7 under the 1940 Act.

Funds and accounts managed by the Manager, an affiliated entity or a sub-investment adviser may own significant positions in portfolio companies which, depending on market conditions, may affect adversely the ability to dispose of some or all of such positions.

For the fiscal years ended December 31, 2005, 2006 and 2007, the amounts paid by the Fund for brokerage commissions as well as spreads or concessions paid on principal transactions, were as follows:

|  | Brokerage Commission Paid | Brokerage Concessions |
|---|---|---|
| 2005 | $ 829,042 | $ 339,994 |
| 2006 | $ 729,799 | $ 0 |
| 2007 | $ 1,461,734 | $ 0 |

The Fund contemplates that, consistent with the policy of seeking best price and execution, brokerage transactions may be conducted through affiliates of the Manager. The Board has adopted procedures in conformity with Rule 17e-1 under the 1940 Act to ensure that all brokerage commissions paid to affiliates of the Manager are reasonable and fair. For the fiscal years ended December 31, 2005, 2006 and 2007, the Fund paid no brokerage commissions to affiliates of the Manager.

IPO Allocations. Certain funds advised by the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) may participate in IPOs. In deciding whether to purchase an IPO, the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) generally considers the capitalization characteristics of the security, as well as other characteristics of the security, and identifies funds and accounts with investment objectives and strategies consistent with such a purchase. Generally, as more IPOs involve small- and mid-cap companies, the funds and accounts with a small- and mid-cap focus may participate in more IPOs than funds and accounts with a large-cap focus. The Manager (and where applicable, a sub-adviser or Dreyfus affiliate), when consistent with the fund's and/or account's investment guidelines, generally will allocate shares of an IPO on a pro rata basis. In the case of "hot" IPOs, where the Manager (and if applicable, a sub-adviser or Dreyfus affiliate) only receives a partial allocation of the total amount requested, those

shares will be distributed fairly and equitably among participating funds or accounts managed by the Manager (or where applicable, a sub-adviser or Dreyfus affiliate). "Hot" IPOs raise special allocation concerns because opportunities to invest in such issues are limited as they are often oversubscribed. The distribution of the partial allocation among funds and/or accounts will be based on relevant net asset values. Shares will be allocated on a pro rata basis to all appropriate funds and accounts, subject to a minimum allocation based on trading, custody, and other associated costs. International hot IPOs may not be allocated on a pro rata basis due transaction costs, market liquidity and other factors unique to international markets.

Soft Dollars. The term "soft dollars" is commonly understood to refer to arrangements where an investment adviser uses client (or fund) brokerage commissions to pay for research and other services to be used by the investment adviser. Section 28(e) of the Securities Exchange Act of 1934 provides a "safe harbor" that permits investment advisers to enter into soft dollar arrangements if the investment adviser determines in good faith that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided. Eligible products and services under Section 28(e) include those that provide lawful and appropriate assistance to the investment adviser in the performance of its investment decision-making responsibilities.

Subject to the policy of seeking best execution, Dreyfus-managed funds may execute transactions with brokerage firms that provide research services and products, as defined in Section 28(e). Any and all research products and services received in connection with brokerage commissions will be used to assist the applicable affiliated entity or sub-investment adviser in its investment decision-making responsibilities, as contemplated under Section 28(e). Under certain conditions, higher brokerage commissions may be paid in connection with certain transactions in return for research products and services.

The products and services provided under these arrangements permit the Trading Desk to supplement its own research and analysis activities, and provide it with information from individuals and research staffs of many securities firms. Such services and products may include, but are not limited to the following: fundamental research reports (which may discuss, among other things, the value of securities, or the advisability of investing in, purchasing or selling securities, or the availability of securities or the purchasers or sellers of securities, or issuers, industries, economic factors and trends, portfolio strategy and performance); current market data and news; technical and portfolio analyses; economic forecasting and interest rate projections; and historical information on securities and companies. The Trading Desk also may defray the costs of certain services and communication systems that facilitate trade execution (such as on-line quotation systems, direct data feeds from stock exchanges and on-line trading systems with brokerage commissions generated by client transactions) or functions related thereto (such as clearance and settlement). Some of the research products or services received by the Trading Desk may have both a research function and a non-research administrative function (a "mixed use"). If the Trading Desk determines that any research product or service has a mixed use, the Trading Desk will allocate in good faith the cost of such service or product accordingly. The portion of the product or service that the Trading Desk determines will assist it in the investment decision-making process may be paid for in soft dollars. The non-research portion is paid for by the Trading Desk in hard dollars.

The Trading Desk generally considers the amount and nature of research, execution and other services provided by brokerage firms, as well as the extent to which such services are relied

on, and attempts to allocate a portion of the brokerage business of its clients on the basis of that consideration. Neither the services nor the amount of brokerage given to a particular brokerage firm are made pursuant to any agreement or commitment with any of the selected firms that would bind the Trading Desk to compensate the selected brokerage firm for research provided. The Trading Desk endeavors, but is not legally obligated, to direct sufficient commissions to broker/dealers that have provided it with research and other services to ensure continued receipt of research the Trading Desk believes is useful. Actual commissions received by a brokerage firm may be more or less than the suggested allocations.

There may be no correlation between the amount of brokerage commissions generated by a particular fund or client and the indirect benefits received by that fund or client. The affiliated entity or sub-investment adviser may receive a benefit from the research services and products that is not passed on to a fund in the form of a direct monetary benefit. Further, research services and products may be useful to the affiliated entity or sub-investment adviser in providing investment advice to any of the funds or clients it advises. Likewise, information made available to the affiliated entity or sub-investment adviser from brokerage firms effecting securities transactions for a fund may be utilized on behalf of another fund or client. Information so received is in addition to, and not in lieu of, services required to be performed by the affiliated entity or sub-investment adviser and fees are not reduced as a consequence of the receipt of such supplemental information. Although the receipt of such research services does not reduce the normal independent research activities of the affiliated entity or sub-investment adviser, it enables them to avoid the additional expenses that might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

Regular Broker-Dealers. The Fund may acquire securities issued by one or more of its "regular brokers or dealers," as defined in Rule 10b-1 under the 1940 Act. Rule 10b-1 provides that a "regular broker or dealer" is one of the ten brokers or dealers that, during the Fund's most recent fiscal year (i) received the greatest dollar amount of brokerage commissions from participating, either directly or indirectly, in the Fund's portfolio transactions, (ii) engaged as principal in the largest dollar amount of the Fund's portfolio transactions or (iii) sold the largest dollar amount of the Fund's securities. During the fiscal year ended December 31, 2007, the Fund did not acquire any securities issued by its regular brokers or dealers.

Disclosure of Portfolio Holdings. It is the policy of Dreyfus to protect the confidentiality fund portfolio holdings and prevent the selective disclosure of non-public information about such holdings. Each Fund, or its duly authorizes service providers, may publicly disclose its portfolio holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the SEC. Each non-money market fund or its duly authorized service providers, may publicly disclose its complete schedule of portfolio holdings, at month-end, with a one-month lag, on the Dreyfus website at [www.dreyfus.com](www.dreyfus.com). In addition, fifteen days following the end of each calendar quarter, each non-money market fund, or its duly authorized service providers, may publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter. Each money market fund, or its duly authorized service providers, may publicly disclose on the website its complete schedule of holdings twice a month, on the 15th day of the month and the last business day of the month, with a 15-day lag. Portfolio holdings will remain available on the website until the date on which the fund files a Form N-Q or Form N-CSR for the period that includes the date as of which the website information is current.

If the Fund's portfolio holdings are released pursuant to an ongoing arrangement with any party, the Fund must have a legitimate business purpose for doing so, and neither the Fund, nor Dreyfus or its affiliates, may receive any compensation in connection with an arrangement to make available information about the Fund's portfolio holdings. The Fund may distribute portfolio holdings to mutual fund evaluation services such as Standard & Poor's, Morningstar or Lipper Analytical Services; due diligence departments of broker-dealers and wirehouses that regularly analyze the portfolio holdings of mutual funds before their public disclosure; and broker-dealers that may be used by the Fund, for the purpose of efficient trading and receipt of relevant research, provided that: (a) the recipient does not distribute the portfolio holdings to persons who are likely to use the information for purposes of purchasing or selling Fund shares or Fund portfolio holdings before the portfolio holdings become public information; and (b) the recipient signs a written confidentiality agreement.

The Fund may also disclose any and all portfolio information to its service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities and are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. These service providers include the Fund's custodian, auditors, investment adviser, administrator, and each of their respective affiliates and advisers.

Disclosure of the Fund's portfolio holdings may be authorized only by the Company's Chief Compliance Officer, and any exceptions to this policy are reported quarterly to the Company's Board.

SUMMARY OF THE PROXY VOTING POLICY, PROCEDURES AND GUIDELINES OF THE DREYFUS FAMILY OF FUNDS

The Board of each fund in the Dreyfus Family of Funds has delegated to the Manager the authority to vote proxies of companies held in the fund's portfolio. The Manager, through its participation on the BNY Mellon Proxy Policy Committee (the "PPC"), applies BNY Mellon's Proxy Voting Policy, related procedures, and voting guidelines when voting proxies on behalf of the funds.

The Manager recognizes that an investment adviser is a fiduciary that owes its clients, including funds it manages, a duty of utmost good faith and full and fair disclosure of all material facts. An investment adviser's duty of loyalty requires an adviser to vote proxies in a manner consistent with the best interest of its clients and precludes the adviser from subrogating the clients' interests to its own. In addition, an investment adviser voting proxies on behalf of a fund must do so in a manner consistent with the best interests of the fund and its shareholders.

The Manager seeks to avoid material conflicts of interest by participating in the PPC, which applies detailed, pre-determined written proxy voting guidelines (the "Voting Guidelines") in an objective and consistent manner across client accounts, based on internal and external research and recommendations provided by a third party vendor, and without consideration of any client relationship factors. Further, the Manager and its affiliates engage a third party as an independent fiduciary to vote all proxies of funds managed by BNY Mellon or its affiliates (including the Dreyfus Family of Funds), and may engage an independent fiduciary to vote proxies of other issuers at its discretion.

All proxies received by the funds are reviewed, categorized, analyzed and voted in accordance with the Voting Guidelines.  The guidelines are reviewed periodically and updated as necessary to reflect new issues and any changes in BNY Mellon's or the Manager's policies on specific issues.  Items that can be categorized under the Voting Guidelines are voted in accordance with any applicable guidelines or referred to the PPC, if the applicable guidelines so require.  Proposals that cannot be categorized under the Voting Guidelines are referred to the PPC for discussion and vote.  Additionally, the PPC reviews proposals where it has identified a particular company, industry or issue for special scrutiny.  With regard to voting proxies of foreign companies, the PPC weighs the cost of voting and potential inability to sell the securities (which may occur during the voting process) against the benefit of voting the proxies to determine whether or not to vote.  With respect to securities lending transactions, the PPC seeks to balance the economic benefits of continuing to participate in an open securities lending transaction against the inability to vote proxies.

When evaluating proposals, the PPC recognizes that the management of a publicly held company may need protection from the market's frequent focus on short-term considerations, so as to be able to concentrate on such long-term goals as productivity and development of competitive products and services.  In addition, the PPC generally supports proposals designed to provide management with short-term insulation from outside influences so as to enable them to bargain effectively with potential suitors to the extent such proposals are discrete and not bundled with other proposals.  The PPC believes that a shareholder's role in the governance of a publicly held company is generally limited to monitoring the performance of the company and its management and voting on matters, which properly come to a shareholder vote.  However, the PPC generally opposes proposals designed to insulate an issuer's management unnecessarily from the wishes of a majority of shareholders.  Accordingly, the PPC generally votes in accordance with management on issues that the PPC believes neither unduly limit the rights and privileges of shareholders nor adversely affect the value of the investment.

On questions of social responsibility where economic performance does not appear to be an issue, the PPC attempts to ensure that management reasonably responds to the social issues.  Responsiveness will be measured by management's efforts to address the particular social issue including, where appropriate, assessment of the implications of the proposal to the ongoing operations of the company. The PPC will pay particular attention to repeat issues where management has failed in its commitment in the intervening period to take actions on issues.

In evaluating proposals regarding incentive plans and restricted stock plans, the PPC typically employs a shareholder value transfer model.  This model seeks to assess the amount of shareholder equity flowing out of the company to executives as options are exercised.  After determining the cost of the plan, the PPC evaluates whether the cost is reasonable based on a number of factors, including industry classification and historical performance information.  The PPC generally votes against proposals that permit the repricing or replacement of stock options without shareholder approval or that are silent on repricing and the company has a history of repricing stock options in a manner that the PPC believes is detrimental to shareholders.

Information regarding how the Dreyfus voted proxies for the Fund is available at http://www.dreyfus.com and on the SEC website at http://www.sec.gov on the Fund's Form N-PX filed with the SEC.

INFORMATION ABOUT THE COMPANY AND THE FUND

Each Fund share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable.  Fund shares have equal rights as to dividends and in liquidation.  Shares have no preemptive or subscription rights and are freely transferable.

Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for the Fund to hold annual meetings of shareholders.  As a result, Fund shareholders may not consider each year the election of Board members or the appointment of an independent registered public accounting firm.  However, the holders of at least 10% of the shares outstanding and entitled to vote may require the Fund to hold a special meeting of shareholders for purposes of removing a Board member from office.  Fund shareholders may remove a Board member by the affirmative vote of a majority of the Fund's outstanding voting shares.  In addition, the Board will call a meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

The Company is a "series fund," which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes.  A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio.  For certain matters shareholders vote together as a group; as to others they vote separately by portfolio.

To date, the Board has authorized the creation of five series of shares.  All consideration received by the Company for shares of a series, and all assets in which such consideration is interested, will belong to that series (subject only to the rights of creditors of the Company) and will be subject to the liabilities related thereto.  The income attributable to, and the expenses of, a series will be treated separately from those of the other series of the Company.  The Company has the ability to create, from time to time, new series without shareholder approval.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting securities of an investment company, such as the Company, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series affected by such matter.  Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless it is clear that the interests of each series in the matter identical or that the matter does not affect any interest of such series.  The Rule exempts the selection of the independent registered public accounting firm and the election of Board members from the separate voting requirements of the Rule.

The Fund is intended to be a long-term investment vehicle and is not designed to provide investors with a means of speculating on short-term market movements.  A pattern of frequent purchases and exchanges can be disruptive to efficient portfolio management and, consequently, can be detrimental to the Fund's performance and its shareholders.  If Fund management determines that an investor is following an abusive investment strategy, it may reject any purchase request, or terminate the investor's exchange privilege, with or without prior notice.  Such investors also may be barred from purchasing shares of other funds in the Dreyfus Family of Funds.  Accounts under common ownership or control may be considered as one account for purposes of determining a pattern of excessive or abusive trading.  In addition, the Fund may refuse or restrict purchase or exchange requests for Fund shares by any person or group if, in the judgment of the Fund's management, the Fund would be unable to invest the money effectively in

accordance with its investment objective and policies or could otherwise be adversely affected or if the Fund receives or anticipates receiving simultaneous orders that may significantly affect the Fund.  If an exchange request is refused, the Fund will take no other action with respect to the shares until it receives further instructions from the investor.  While the Fund will take reasonable steps to prevent excessive short term trading deemed to be harmful to the Fund, it may not be able to identify excessive trading conducted through certain financial intermediaries or omnibus accounts.

Effective May 17, 2006, the Company changed its name from Dreyfus Premier New Leaders Fund, Inc. to its current name.

Effective June 1, 2007, the Fund's "Class R" shares were redesignated as "Class I" shares.

The Fund sends annual and semi-annual financial statements to all its shareholders.

The following entities are known by the Company to own of record 5% or more of the indicated Fund's outstanding voting securities on April 14, 2008.  A shareholder who beneficially owns, directly or indirectly, more than 25% of the Fund's voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

| | |
|---|---|
| Charles Schwab & Company, Inc.<br>101 Montgomery Street<br>San Francisco, CA 94104-4151 | 6.2309%  (Class A) |
| Great West Life<br>Attn: Mutual Fund Trading<br>8515 E. Orchard Road<br>Englewood, CO 80111-5002 | 6.1874%  (Class A) |
| Morgan Stanley & Co Inc.<br>Harborside Financial Center<br>Plaza 3 - Fl 6<br>Jersey City Nj  07311 | 5.6346% (Class A) |
| National Financial Services<br>82 Devonshire Street<br>Boston, MA  02109-3605 | 13.6426%  (Class B) |
| Pershing LLC<br>P.O. Box 2052<br>Jersey City, NJ 07303-2052 | 9.2973%  (Class B) |
| First Clearing, LLC<br>10750 Wheat First Drive<br>Glen Allen, VA 23060-9245 | 6.3268%  (Class B) |
| Pershing LLC<br>P.O. Box 2052<br>Jersey City, NJ 07303-2052 | 16.1784% (Class C) |

| | |
|---|---|
| Morgan Stanley & Co<br>Harborside Financial Center Plaza 2<br>3rd Floor<br>Jersey City Nj 07311 | 14.4228% (Class C) |
| Merrill Lynch, Pierce, Fenner & Smith Incorporated<br>For the Sole Benefit Of Its Customers<br>Attn: Fund Administration<br>A/C 971Y9<br>4800 Deer Lake Dr. E., Floor 3<br>Jacksonville, FL 32246-6484 | 14.2679% (Class C) |
| Ofi Trust Company Ttee<br>Fbo Healthcare Associates<br>401(K) Plan<br>24 Lohmaier Ln<br>Lake Katrine Ny 12449-5245 | 10.5213% (Class C) |
| National Financial Services<br>82 Devonshire Street<br>G10G<br>Boston, MA 02109-3605 | 7.0396% (Class C) |
| Citigroup Global Markets Inc<br>00109801250<br>333 West 34th St - 3rd Floor<br>New York Ny 10001-2402 | 6.4418% (Class C) |
| First Clearing LLC<br>10750 Wheat First Drive<br>Glen Allen, VA 23060-9245 | 6.2408% (Class C) |
| Wilmington Trust Company<br>Mutual Funds<br>P.O. Box 8880<br>Wilmington, DE 19899-8880 | 35.9598% (Class I) |
| ICMA-RC Services LLC<br>777 North Capitol Street NE<br>Washington, DC 20002-4239 | 12.6296% (Class I) |
| Pershing LLC<br>P.O. Box 2052<br>Jersey City, NJ 07303-2052 | 9.9926% (Class I) |
| Gpc Securities Inc<br>Po Box 105117<br>Atlanta Ga 30348-5117 | 8.6495% (Class I) |

Mg Trust Company Cust.                                7.5027%  (Class I)
700 17th Street
Suite 300
Denver Co  80202-3531

State Street Bank & Trust Co.                        57.9138%  (Class T)
Fbo Adp/Msdw 401k Product
105 Rosemont Road
Westwood, Ma 02090-2318

Aul American                                         19.4415%  (Class T)
One American Square
Po Box 1995
Indianapolis In  46206-9102

COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, as counsel for the Company, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares being sold pursuant to the Fund's Prospectus.

Ernst & Young LLP, 5 Times Square, New York, New York 10036, an independent registered public accounting firm, have been selected as the independent registered public accounting firm for the Company.